

02033430



Duratek™

2001 Annual Report

ARS
P.E. 12/31/01
RECD S.E.C.
APR 16 2002



PROCESSED
MAY 09 2002
THOMSON
FINANCIAL

We dedicate the cover of this annual report to Tom Dabrowski, President of Duratek Federal Services and an accomplished mountain climber. In 2001, Tom beat cancer and simultaneously helped the Company overcome its many challenges.

Federal Services: proven leadership 2

Commercial Services: successful expansion 4

Commercial Processing: the challenges of a changing market 5

Disposal: excellent safety and compliance record 7

Transforming challenge into opportunity 8

Financial Section 9

to our shareholders

For Duratek, 2001 was a year of successes and challenges. Two of our three segments, Federal Services and Commercial Services, were strong performers, both exhibiting increased profits over 2000. The third segment, Commercial Processing and Disposal, which oversees our radioactive waste processing and disposal activities with facilities in Tennessee and South Carolina, did not perform as expected. However, in spite of shortfalls in our waste processing performance at both the Bear Creek and Memphis facilities in 2001, Duratek did improve from a loss of $9 million in 2000 to a loss of $3 million in 2001. The implementation of operating strategies to return the Commercial Processing and Disposal segment to profitability has taken longer and has been more costly than anticipated. We believe we have solved the problems, and we anticipate returning that segment to profitability in 2002. Furthermore, despite a difficult year, we repaid $24 million in term debt and reduced our usage of the line of credit by $6 million over our usage in 2000.

Now, I would like to take this opportunity to explain how we performed overall last year: our successes on several fronts, the challenges to our Commercial Processing and Disposal segment's profitability and how we are addressing them, and how we continue to meet the challenges of this rapidly evolving industry.

Federal Services: proven leadership

This past year, Federal Services delivered strong financial performance. This segment also had very good safety and operational performances, which are key to the Company's ongoing success in 2002 and beyond. Last year, Duratek Federal Services employees met 100 percent of their performance measures as part of our Fluor Hanford contract. This is the fifth year in a row that our employees have achieved 100 percent of DOE-established performance measures on this large, important contract. As part of the Fluor team, we operate most of the radioactive waste processing facilities at the U.S. Department of Energy's (DOE) Hanford Site in Washington state. During the year, Fluor elected to exercise all contract options for our Hanford work through government fiscal year 2006. Our separate Technical Services operation at Hanford was required to compete again for all contracts in 2001—and there are many. We won 100 percent of those contracts in free-and-open competition. We were awarded additional new contracts based on our excellent performance in the past.

At DOE's Fernald site, near Cincinnati, Ohio, 2001 was our first year as a fee-share team member with Fluor, Inc. At Fernald, we are responsible for the radioactive waste management activities that are an important part of the cleanup and closure of the site. In 2001, our first year on the contract, we shipped five times the amount of radioactive waste that was shipped off site in 2000.

At the Los Alamos National Laboratory, a DOE site in New Mexico, we were awarded an "excellent" rating for our work there—an award not easily achieved. During 2001, we also won significant new work at the Oak Ridge National Laboratory site in Tennessee and at other federal sites.

At Oak Ridge, we won the contract for Phase 1 of the K-25 decommissioning project—the first phase of what will be the largest single facility decommissioning project in DOE history. The 4.5-million-square-foot K-25 building complex

Despite a difficult year, we repaid $24 million in term debt and reduced our usage of the line of credit by $6 million over our usage in 2000.

At Oak Ridge, we won the contract for Phase 1 of the K-25 decommissioning project—the first phase of what will be the largest single facility decommissioning project in DOE history.

was constructed in the 1940s to support the nation's uranium enrichment program. At that time, it was the largest building in the world under a single roof. Our Phase 1 subcontract is valued at approximately $22 million over three years and covers characterization and removal of hazardous materials in the building prior to its demolition, as well as the packaging and transportation of these materials to disposal. The entire project, which will be subcontracted in three phases, is expected to exceed $200 million. We intend to compete for all of it.



The DOE now owns the pilot melter at our facility, and our future participation in the Hanford WTP Project is secured.

Technology application secured

Shareholders who have been with us for years know how hard we have worked to perfect the vitrification technology that converts radioactive waste into a stable glass product. It's the technology that has been chosen for the massive Hanford Waste Treatment Plant (WTP) Project at DOE's Hanford Site. During 2001, we successfully obtained a subcontract with Bechtel National, Inc., the new prime contractor to DOE for the Hanford WTP Project.

This project involves stabilizing waste stored in 177 underground tanks (some buried since the 1940s) the size of three-story buildings. Many of you know that when we started work on this project in 1998, we were teamed with BNFL, who funded the construction of a multi-million dollar prototype melter at our Columbia, Maryland headquarters. This melter was owned by BNFL and is designed to test vitrification technologies, using non-radioactive, non-hazardous material that is chemically similar to the tank waste at Hanford.

Since the DOE terminated BNFL's contract in 2000, BNFL and DOE needed to transfer ownership of the melter to DOE. I am very pleased to say that through the efforts of many dedicated people at Duratek, BNFL, and DOE, DOE now owns the pilot melter at our facility, and our future participation in this important project is secured. In fact, we were paid for our technology, and we have the exclusive contract to operate the pilot melter in our facility in the future. Moreover, in March 2001, Bechtel awarded us two contracts for further research/technology development and the design of the melter systems to be built at Hanford. With revenue of $30 million, this project was Duratek's largest in 2001. We anticipate growth in this revenue for 2002.

In transitioning the ownership of the melter to DOE, we successfully closed out our prior relationship with BNFL, eliminating the $13.5 million debenture, and recorded around $4 million in income from the conclusion of the five-year-long strategic alliance.

We successfully closed out our prior relationship with BNFL, eliminating the $13.5 million debenture, and recorded around $4 million in income from the conclusion of the five-year-long strategic alliance.

In March 2001, Bechtel awarded us two contracts for further research/technology development and the design of the melter systems to be built at Hanford.

Commercial Services: successful expansion

Our Commercial Services segment turned in an exceptionally strong performance again last year. It expanded in almost every area of its business and is a highly focused operation that clearly has capabilities well beyond any of its competitors in the United States. We achieved our goal of providing more decontamination and decommissioning (D&D) services to non-utility clients, including universities, hospitals, and research facilities. We performed safely and profitably. We also provided increased D&D services to our utility clients: nuclear power plants. In addition, our liquid waste processing systems processed 67 million gallons of radioactive liquids at 14 utility sites.

We won, and successfully carried out, several important contracts to transport large components from nuclear power plants to disposal. Our Commercial Services personnel are the nation's leading experts at taking on complex transportation challenges. In 2001, we moved a 385,000-pound reactor pressure vessel head from Connecticut Yankee in New England all the way across country to a disposal facility in Utah. The entire shipment, mounted onto a heavy-haul tractor-trailer, was longer than three regular tractor and flatbed units parked end to end. Commercial Services also completed an intermodal transport of steam generators from Connecticut Yankee by barge and then transferred them to rail for disposal at the Barnwell Low-Level Radioactive Waste Disposal Facility that we operate for the State of South Carolina. We have done more of this kind of intermodal work than any other contractor in the United States and probably the world.



In 2001, we moved a 385,000-pound reactor pressure vessel head from Connecticut Yankee in New England all the way across country to a disposal facility in Utah.

Our Hittman Transport Services subsidiary, which oversaw these shipping projects, transported 14,400 loads over 6.8 million miles across the United States last year. Hittman has long been an important link between our on-site services and our fixed-base operations, but it has not always been a very profitable part of our business. Last year, Hittman returned to solid profitability and is on track for continued growth and expansion in 2002.

We are all very proud of these achievements. We are equally pleased with the financial success of this important segment of the Company.

We achieved our goal of providing more decontamination and decommissioning services to non-utility clients. We performed safely and profitably.

Hittman returned to solid profitability and is on track for continued growth and expansion in 2002.

Commercial Processing: the challenges of a changing market

Difficulties in our Commercial Processing and Disposal segment related primarily to the handling of metals from three nuclear power plant decommissioning projects we are undertaking. First, some background. The commercial processing marketplace in 1998 and 1999 was undergoing change. We saw that the market for dry active waste (DAW), which generates most of the segment's profit, was leveling off and becoming increasingly competitive. Moreover, 17 nuclear plants had shut down and began their multi-year decommissioning processes. Our strategy was to invest in becoming the number-one processor of low-level radioactive metals generated by the decommissioning of nuclear power plants and to capture the long-term contracts for these decommissionings. We believed we could replace any potential erosion in the DAW market by gains in metals processing in the decommissioning market.

By 1999, we had in place contracts to process the radioactive waste generated from the decommissioning of three nuclear power plants. To give you an idea how much waste we are talking about, an operating plant generates around 34,000 pounds of waste per year. That same plant, undergoing decommissioning, generates around 4 million pounds of waste per year; most of that increase comes from metals since the plant is dismantled piece by piece. Because much of that metal comes in the form of large components, we needed a facility that could accept these components, weighing several hundred thousand pounds to several hundred tons each. At these sizes, truck transport is not always an option, but rail and barge transport is. We bought Frank W. Hake Associates, L.L.C. for its facility in Memphis, Tennessee, which could accept shipments from barge, rail, and heavy-haul trucks. We planned on cutting and sizing these large components at the Memphis facility and shipping them over land to our Bear Creek facility. There, they would be melted into shield blocks for use by DOE in its advanced energy research program. A piece of that story was our plan to process nuclear power plant steam generators, and I will address how that story played out in 2001. First, let me talk about the decommissioning waste that was not large components, but things like pipes, valves, and motors, all cut up at the decommissioning site and shipped via truck directly to Bear Creek.

Anticipating the sharp rise in metals receipts from these contracts, we developed new strategies that would increase our metal processing throughput (the amount of metal we could process). However, delays in the startup of these strategies led to a buildup of waste on site in the fourth quarter of 2000—we had a mountain of waste at Bear Creek. While we went on to process more than twice the waste ever processed in a calendar quarter in order to reduce the amount of this waste, we incurred high labor, shipping, and burial costs. As part of our recovery plan in 2001, we first focused on reducing the variable costs: transportation and burial. We achieved early success by shifting from truck to lower cost rail transfer and lowering the burial cost by improved and denser packing of the waste material. We started 2001 with 23 million pounds of waste in inventory. At the end of 2001, we had just 7 million pounds of waste in inventory. That is a tremendous reduction in material backlog. Yet, we did this while continuing to receive, schedule, process, and ship to disposal record amounts of waste

We started 2001 with 23 million pounds of waste in inventory. At the end of 2001, we had just 7 million pounds of waste in inventory. That is a tremendous reduction in material backlog. Yet, we did this while continuing to receive, schedule, process, and ship to disposal record amounts of waste throughout the year.

throughout the year. In total, Bear Creek processed 57 million pounds of waste in 2001, which included more metals than that facility has ever processed in a single year.

On top of implementing new waste processing strategies, we took comprehensive and aggressive corrective actions last year, including organizational and management changes, new accounting and tracking systems, and cost reductions that will result in annualized cost savings of at least $7.4 million. By the end of 2001, we had not only disposed of most of the material, we had also developed a clear understanding of how to quantify the cost of processing the remaining on-site material and take charges for it. This has enabled us to refocus efforts and prepare for profitability in 2002.

These efforts—among the many measures taken as a part of the comprehensive plan to reduce the loss at Bear Creek—have resulted in a reduction of the $9 million loss in 2000 to a loss of $3 million in 2001. The decommissioning waste is slowing down and waste receipts are expected to decline somewhat during the 2002 fiscal year. We have sized the Bear Creek staff down from 430 people to about 300 people in order to profitably handle this cyclical downturn. As I mentioned earlier, we have in place a new management team—not just top management, but two levels down. It is focused on a new way of doing business. The new leader of that facility has my full support and the full support of the employees on that site. He is committed to making Bear Creek a successful business.

Now, back to the steam generators. You may know that, in 2000, we hired a subcontractor to decontaminate the steam generators. As we entered 2001, it became obvious that our subcontractor would be unable to complete its scope of work. So, there we were, with three steam generators, each weighing in excess of 300 tons, and two more recently received from a separate project. Most of 2001 was spent developing and implementing a new plan to dispose of the steam generators. A disposal facility in Utah recently had its license expanded to include the disposal of steam generators at a lower cost than the Barnwell site, which is owned by the State of South Carolina (and which sets all disposal prices).

Our Commercial Services segment, a proven leader in the dispositioning of large components, stepped in and developed a plan to transport the steam generators by rail to that disposal facility. By late 2001, we had restructured the second steam generator project, which had been slated to be decontaminated as well, such that we would be able to transport those steam generators to burial, negotiate fixed-price contracts with the subcontractors, and resolve the scheduling issues that impacted the Memphis facility. At the very end of 2001, we reached an agreement with the subcontractor who had been engaged to decontaminate the steam generators. It took most of the year to do it, and it took the efforts of a lot of people. But we now have a solid estimate to complete these contracts. We have a solid schedule and budget. Based on our improved understanding of the overall situation, we were able to include a charge reflecting the estimates to complete the contracts in the year-end results. These projects should be cash flow positive in 2002. Out of this experience, we have developed a new business plan for our Memphis facility designed to sustain it as a different kind of business. In the future, there will be more steam generators and other

Bear Creek processed 57 million pounds of waste in 2001, which included more metals than that facility has ever processed in a single year.

On top of implementing new waste processing strategies, we took comprehensive and aggressive corrective actions last year that will result in annualized cost savings of at least $7.4 million.



large components that will need to go by barge to Memphis, be packaged there, and transported by rail to disposal; that facility will still be extremely useful for this work. But we do not need a large staff operating the facility. In 2001, we significantly reduced the workforce. We now have 14 very qualified people there monitoring work by General Electric and others who work in our permanent licensed facility. Under this plan, our Memphis facility should generate positive cash flow in 2002. Current contracts under negotiation should return the facility to profitability in 2002, as well.

There will be other large components that will need to go by barge to our Memphis facility, be packaged there, and transported by rail to disposal; that facility will still be extremely useful for this work.

Disposal: excellent safety and compliance record

Our Barnwell disposal team performed admirably in 2001. We buried 109,000 cubic feet of radioactive material with no notices of violation. In addition, we extended the site's nine-year safety record. That's impressive. It means we're doing the job the right way. Regulated by the South Carolina Public Service Commission and by the South Carolina Budget and Control Board, work at the Barnwell facility is done on a cost-plus basis. Income from operations from disposal operations was below budget in 2001 because the Public Service Commission has not yet ruled on the recoverability of the intangible assets of the operation. That ruling will be made in the first half of 2002. If favorable for the Company, we anticipate it will improve the profitability of disposal operations. This year, we will work with the Public Service Commission to finalize a ruling on intangible assets that will result in a fair compensation arrangement that is commensurate with the excellent work our people are doing at Barnwell.

We buried 109,000 cubic feet of radioactive material with no notices of violation at Barnwell. In addition, we extended the site's nine-year safety record.

Current contracts under negotiation should return our Memphis facility to profitability in 2002.

Transforming challenge into opportunity

In 2001, we fully paid our $10.4 million in mandatory debt payments. We reduced our year-end line of credit balance over the prior year by $6 million. We paid off the $13.5 million subordinated debenture held by BNFL. That is a substantial amount of debt reduction, especially in light of the challenges we faced during the year. We learned many things during 2001. Turning our processing operations around is taking longer, is harder, and is costing more than we expected. We are already beginning to transform the lessons of 2001 into knowledge for 2002, and we expect the Commercial Processing and Disposal segment to join our other two segments in profitability in 2002.

Perhaps the most important lessons we learned were about how the people of Duratek rise to a challenge to solve problems with seemingly boundless energy and infinite creativity. I have great confidence in the new management team at Bear Creek, the changes we've made at our Memphis facility, and the prospects for the Commercial Processing and Disposal segment. I am humbled by the commitment shown by people throughout the Duratek organization during this past year. Everyone worked together to help us seize the opportunities at the heart of this year's toughest challenges.

We are confident that we are on the right path to bring the entire company to profitability. Duratek remains sound, and our market position is good. The importance of nuclear energy continues to grow across America and around the world. The need for safe, effective management of radioactive materials remains. We will continue to adapt to the changing needs of this vital energy industry.

Sincerely,



Robert Prince, President and CEO



Perhaps the most important lessons we learned were about how the people of Duratek rise to a challenge to solve problems with seemingly boundless energy and infinite creativity.

financial section

SELECTED FINANCIAL DATA

	Years ended December 31,				
	1997	1998	1999	2000	**2001**
Statement of Operations Data:	(in thousands of dollars, except per share amounts)				
Revenues	$ 136,553	$ 160,313	$ 176,408	$ 229,830	**$ 282,175**
Cost of revenues	120,814	123,839	128,719	187,940	**219,994**
Gross profit	15,739	36,474	47,689	41,890	**62,181**
Selling, general and administrative expenses	15,725	26,613	27,992	46,780	**55,453**
Charge for asset impairment	—	9,224	—	—	—
Income (loss) from operations	14	637	19,697	(4,890)	**6,728**
Interest income (expense), net	571	(545)	(2,297)	(8,867)	**(10,443)**
Other expense, net	—	—	—	(290)	**28**
Income (loss) before income taxes (benefit) and proportionate share of losses of joint ventures	585	92	17,400	(14,047)	**(3,687)**
Income taxes (benefit)	716	627	6,464	(5,083)	**(729)**
Income (loss) before proportionate share of losses of joint ventures	(131)	(535)	10,936	(8,964)	**(2,958)**
Proportionate share of losses of joint ventures	(150)	(1,474)	(122)	(148)	**(148)**
Net income (loss) before cumulative effect of change in accounting principle	(281)	(2,009)	10,814	(9,112)	**(3,106)**
Cumulative effect of change in accounting principle	—	(420)	—	—	—
Net income (loss)	(281)	(2,429)	10,814	(9,112)	**(3,106)**
Preferred stock dividends and charges for accretion	(1,503)	(1,507)	(1,510)	(1,443)	**(1,495)**
Net income (loss) attributable to common stockholders	$ (1,784)	$ (3,936)	$ 9,304	$ (10,555)	**$ (4,601)**
Net income (loss) per share before cumulative effect of change in accounting principle:					
Basic	$ (0.14)	$ (0.27)	$ 0.70	$ (0.79)	**$ (0.34)**
Diluted	$ (0.14)	$ (0.27)	$ 0.55	$ (0.79)	**$ (0.34)**
Net income (loss) per share:					
Basic	$ (0.14)	$ (0.30)	$ 0.70	$ (0.79)	**$ (0.34)**
Diluted	$ (0.14)	$ (0.30)	$ 0.55	$ (0.79)	**$ (0.34)**
Basic weighted average common stock outstanding	12,619	13,137	13,351	13,432	**13,449**
Diluted weighted average common stock and dilutive securities outstanding	12,619	13,137	20,323	13,432	**13,449**

	As of December 31,				
	1997	1998	1999	2000	**2001**
Balance Sheet Data:					
Working capital (deficiency)	$ 8,363	$ 15,359	$ 20,587	$ 4,245	**$ (13,151)**
Total assets	132,298	134,245	157,320	298,700	**276,727**
Long-term debt and capital lease obligation	11,557	13,102	39,492	115,592	**85,386**
Redeemable convertible preferred stock	15,052	15,279	15,509	15,499	**15,734**
Stockholders' equity	56,429	55,022	60,729	51,085	**46,884**

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Duratek, Inc. (the "Company") derives substantially all of its revenues from commercial and government waste processing operations and from technical support services to electric utilities, industrial facilities, commercial businesses and government agencies. The Company's operations are organized into three primary segments: (i) commercial processing and disposal, (ii) federal services and (iii) commercial services. The Company conducts its commercial processing and disposal operations at its three facilities in Tennessee: Bear Creek Operations Facility in Oak Ridge, at the Company's facility in Memphis, and at its Gallaher Road Operations in Kingston. The Company also has two facilities in Barnwell, South Carolina: the Duratek Consolidation & Services Facility ("DCSF") and the Barnwell Low-Level Radioactive Waste Management Disposal Facility, both of which were acquired in the WMNS transaction. The Company's federal services operations provide on-site waste processing services and contracts for offsite processing services and provide onsite clean up (remedial action) services on large government projects for the United States Department of Energy ("DOE") and other governmental entities. Government waste processing projects and certain commercial waste processing projects are performed pursuant to long-term fixed unit rate and fixed fee contracts, some of which contain award fee components that are accounted for using the percentage-of-completion method of accounting. The Company's commercial services operations provide value-added waste treatment and handling services to a diverse group of commercial clients, including nuclear power utilities. These operations are generally provided pursuant to multi-year cost plus fixed fee or time and materials contracts that are also accounted for using the percentage-of-completion method of accounting. Revenues are recognized as costs are incurred according to predetermined rates. The contract costs primarily include direct labor, materials, and the indirect costs related to contract performance. Revenue under commercial waste processing agreements is recognized as waste is processed.

The Company incurred a substantial operating loss in 2000 primarily as a result of operational problems experienced at the Company's Bear Creek Facility and the Company's Memphis facility during the fourth quarter of 2000. The operational problems at these facilities and related losses on two significant contracts also adversely affected the Company's results for 2001, particularly in the first and fourth quarters of the year. The 2001 results include a $1.0 million provision for loss on a large component project and a $3.6 million accrual for costs associated with processing, transporting and disposal of various high radiation customer waste. The Company's management is aggressively addressing these operational issues. Among other things, the Company has strengthened management resources and reporting, implemented personnel changes, modified waste processing, storage, transportation and burial methods and improved cost accounting systems utilized at its commercial waste processing facilities. While management believes that these efforts will prevent reoccurrence of the events that led to losses in its commercial waste processing operations, no assurance can be given that some or all of the factors that led to these losses might not have a material adverse effect on future results of operations.

The Company's future operating results will be affected by, among other things, the duration of commercial waste processing contracts and amount of waste to be processed by the Company's commercial waste processing operations pursuant to these contracts; the timing and scope of DOE waste treatment projects; and the Company's waste receipts at its South Carolina disposal facility.

In June 2000, the Company acquired the nuclear services business of Waste Management, Inc. which business is referred to as Waste Management Nuclear Services ("WMNS"). The acquisition has been accounted for under the purchase method of accounting. The aggregate purchase price in excess of the estimated fair value of tangible assets and identifiable intangible assets has been allocated to goodwill and is being amortized over 30 years. Results of WMNS from the date of the acquisition are included in the Company's consolidated results.

As a result of the loss incurred by the Company in 2001 as well as continued waste processing delays at the Bear Creek and Memphis facilities, the Company was not in compliance with certain financial and technical covenants included in its bank credit facility. The Company has negotiated waivers of such non-compliance as well as amendments to certain financial and other covenants from its banks. If management is unable to improve the Company's operating results during 2002 to fund operations and scheduled reduction in available borrowings under its credit facility, or is unable to meet the monthly, quarterly or annual financial and technical covenants under its revised credit facility, the Company may need to obtain further modifications to the credit agreement from its banks and/or additional sources of funding. There can be no assurance that such modifications and/or funding, if needed, will be available.

The following sets forth certain consolidated statement of operations information as a percentage of revenues for the years ended December 31:

	1999	2000	**2001**
Revenues	100.0%	100.0%	**100.0%**
Costs of revenues	(73.0)	(81.8)	**(78.0)**
Gross profit	27.0	18.2	**22.0**
Selling, general and administrative expenses	(15.9)	(20.4)	**(19.7)**
Income (loss) from operations	11.1%	(2.2)%	**2.3%**

Results of Operations

Year Ended December 31, 2000 Compared to Year Ended December 31, 2001.

Revenues increased by $52.4 million, or 22.8%, from $229.8 million in 2000 to $282.2 million in 2001. The increase in revenues is comprised of revenue increases of $45.3 million in Federal Services, and $7.3 million in Commercial Services and a revenue decrease of $0.3 million in Commercial Processing and Disposal. The increase in revenues from Federal Services is primarily the result of an increase of $34.3 million in revenues from the federal services business of WMNS, which was acquired in June 2000, and an increase of $8.9 million from the Hanford River Protection Project. The increase in revenues from Commercial Services is primarily the result of an increase in revenues of $21.2 million from environmental consulting, decontamination and decommissioning services, partially offset by a $11.8 million decrease in revenues from the sale of the staff augmentation business, and a $3.4 million decrease in revenues from the sale of the computer consulting services business. The staff augmentation business, which had revenues of $18.2 million and $6.4 million in 2000 and 2001, respectively, was sold in June 2001 for an amount approximating book value. The computer consulting services business, which had revenues of $3.4 million in 2000, was sold in November 2000. The decrease in revenues from Commercial Processing and Disposal is the result of a $4.7 million decrease in revenues from commercial processing services at the Company's processing facilities located in Tennessee (which includes the Bear Creek and Memphis facilities), offset by a $4.4 million increase in revenues from the Barnwell low-level radioactive waste disposal facility, to which the Company acquired the operating rights as part of the WMNS acquisition.

Gross profit increased by $20.3 million, or 48.4%, from $41.9 million in 2000 to $62.2 million in 2001. As a percentage of revenues, gross profit increased from 18.2% in 2000 to 22.0% in 2001. The increase in gross profit percentage was the result of operational problems at the Company's Bear Creek and Memphis facilities in 2000 that were not as significant in 2001, together with the positive effects of the resolution of the BNFL dispute in 2001. The increase in the amount of gross profit is comprised of an increase of $14.5 million in Federal Services and an increase of $9.4 million in Commercial Services, which was partially offset by a decrease of $3.6 million in Commercial Processing and Disposal.

Commercial Processing and Disposal gross profit decreased by $3.6 million in 2001 compared to 2000. The decrease in gross profit is primarily related to a $4.8 million decrease in gross profit from the Memphis facility and a $1.0 million decrease in gross profit from the recognition of a loss on a large component steam generator project, partially offset by an increase in gross profit of $2.7 million from the Bear Creek Facility. Gross profit at the Tennessee processing facilities was negatively affected in 2000 and 2001 due to a series of operational issues, including delays in implementing new waste processing strategies and increased labor, transportation and burial costs, and related losses recognized in 2001 on two significant contracts. Included in the 2001 results are accruals of $3.6 million for processing, transportation and disposal of various high radiation customer waste. These accruals are included in waste processing and disposal liabilities in the Company's consolidated balance sheets. Management estimates that these accruals are sufficient to cover the costs to be expended in excess of related revenues in 2002.

The $14.5 million increase in Federal Services gross profit is primarily the result of a $7.4 million increase from the federal services business acquired from WMNS and a $4.2 million increase from the settlement of the BNFL dispute, net of settlement expenses.

Commercial Services gross profit increased by $9.4 million in 2001 compared to 2000. The increase is related to an increase in environmental consulting, and decontamination and decommissioning services.

Selling, general and administrative expenses increased by $8.7 million, or 18.5%, from $46.8 million in 2000 to $55.5 million in 2001. As a percentage of revenues, selling, general and administrative expenses decreased from 20.4% in 2000 to 19.7% in 2001. Selling, general and administrative expenses incurred by WMNS in 2001 were approximately $24.5 million. The remaining increase in selling, general and administrative expenses is primarily due to activities supporting higher revenues.

Interest expense, net, increased by $1.6 million from 2000 to 2001. The increase was the result of increased borrowings to fund working capital needs and the acquisition of WMNS together with higher borrowing rates as a result of amendments to the Company's credit facility.

During 2001, the Company recognized an income tax benefit of $0.7 million as a result of the Company's operating loss. As of December 31, 2001, the Company has a net operating loss carryforward of approximately $12.1 million for federal tax purposes. The Company's effective tax rate for 2001 was a benefit of 19.8% compared with a benefit of 36.2% in 2000. The effective tax rate for 2001 was significantly less than 2000 due to the non-deductibility of goodwill, primarily associated with the 2000 WMNS acquisition.

Proportionate share of losses of joint ventures were $148,000 in 2000 and 2001 and relates to the Company's proportionate share in the loss of its 50% owned joint venture, Vitritek Environmental, Inc. The Company expects Vitritek to have limited operations in 2002.

As a result of these factors, the Company had a net loss of $9.1 million in 2000 compared with a net loss of $3.1 million in 2001.

Year Ended December 31, 1999 Compared to Year Ended December 31, 2000.

Revenues increased by $53.4 million, or 30.3%, from $176.4 million in 1999 to $229.8 million in 2000. Revenues generated by WMNS following the acquisition were $65.2 million. The increase in revenues is comprised of revenue increases of $37.4 million in Federal Services, $14.7 million in Commercial Services and $1.3 million in Commercial Processing and Disposal. The increase in revenues from Federal Services is primarily the result of $36.6 million in revenues from the federal services business of WMNS, which was acquired in June 2000. The increase in revenues from Commercial Services is primarily the result of $19.8 million in revenues from the commercial services business of WMNS and an increase in revenues of $4.6 million from environmental consulting, and decontamination and decommissioning services, partially offset by a $6.3 million decrease in revenues from staff augmentation and transportation services and a $3.4 million decrease in revenues from computer consulting services. The computer consulting services business, which had revenues of $3.4 million in 2000, was sold in November 2000. The increase in revenues from Commercial Processing and Disposal is primarily the result of an $8.8 million increase in revenues from the Barnwell low-level radioactive waste disposal facility, to which the Company acquired the operating rights as part of the WMNS acquisition, and a $5.9 million increase in revenues from commercial processing services at the Company's processing facilities located in Tennessee (which includes the Bear Creek and Memphis facilities). This increase was partially offset by a $13.4 million decrease in revenues from the Company's DuraTherm business which was sold in February 2000.

During 1999 and 2000, the Company generated revenues of approximately $17 million and $22 million, respectively, from subcontracts with BNFL related to the DOE's Hanford River Protection Project. During 2000, the DOE's contract with BNFL was terminated. The Company currently remains involved in this project and has contracted with Bechtel National Incorporated to provide the vitrification technology required for the project through certain engineering design and technology development contracts.

Gross profit decreased by $5.8 million, or 12.2%, from $47.7 million in 1999 to $41.9 million in 2000. Gross profit generated from revenues of WMNS following the acquisition was $20.3 million. As a percentage of revenues, gross profit decreased from 27.0% in 1999 to 18.2% in 2000. The decline in gross profit percentage was caused by the operational problems at the Company's Bear Creek and Memphis facilities together with the higher percentage of revenue derived from Federal Services contracts which tend to have lower gross margins. The decrease in the amount of gross profit is comprised of a decrease of $19.0 million in Commercial Processing and Disposal, partially offset by a $8.7 million increase in gross profit in Federal Services and a $4.5 million increase in gross profit in Commercial Services.

The decrease in gross profit from Commercial Processing and Disposal is primarily related to a $21.3 million decrease in gross profit from the Bear Creek and Memphis facilities. The decrease in gross profit at the Tennessee processing facilities was due to a series of operational issues, including delays in implementing new waste processing strategies and increased labor, transportation and burial costs at the two commercial processing facilities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview." Management estimates that the operating problems cost the Company approximately $14 million in additional overtime, transportation and burial costs during the fourth quarter, which could not be recovered from customers. In addition, gross profit at the Bear Creek and Memphis facilities decreased by $7.3 million primarily due to higher costs of new processes and a change in the mix of waste processed during 2000 resulting in a higher percentage of lower priced waste. The decrease in gross profit in Commercial Processing and Disposal was also due to a $3.9 million decrease in gross profit from the Company's DuraTherm business which was sold in February 2000. The decrease in gross profit was partially offset by a $6.2 million increase in gross profit from the operations of the Barnwell facility.

The increase in gross profit from Federal Services is primarily the result of a $8.1 million increase in gross profit from the federal services business acquired from WMNS and a $600,000 increase in gross profit from other government waste processing and technical services contracts.

The increase in gross profit from Commercial Services is primarily related to a $5.9 million increase in the gross profit from the WMNS business acquired and an increase in gross profit of $500,000 from environmental consulting, and decontamination and decommissioning services, partially offset by a $1.1 million decrease in gross profit from staff augmentation and transportation services and a $800,000 decrease in gross profit from computer consulting services.

Selling, general and administrative expenses increased by $18.8 million, or 67.1%, from $28.0 million in 1999 to $46.8 million in 2000. As a percentage of revenues, selling, general and administrative expenses increased from 15.9% in 1999 to 20.4% in 2000. Selling, general and administrative expenses incurred by WMNS following the acquisition were approximately $14.1 million. Included in selling general and administrative expenses for 2000 are bad debt expenses of approximately $5.1 million and litigation expenses of approximately $900,000 related to the successful defense of a contract. Management believes the circumstance related to these charges will not recur in 2001. In addition, 2000 results include a stock compensation charge of $721,000 related to issuance of stock options and restricted stock units to certain members of senior management. The remaining increase in selling, general and administrative expenses is primarily due to activities supporting higher revenues.

Interest expense, net increased by $6.6 million from 1999 to 2000. The increase was the result of increased borrowings to fund working capital needs and the acquisition of WMNS together with higher borrowing rates.

During 2000, the Company recognized as other expense, net a $300,000 loss, which consisted of a $1.2 million gain on the disposition of assets from the sale of DuraTherm, Inc. ("DuraTherm") and a $1.5 million loss on the abandonment of certain waste processing equipment previously held by its DuraChem joint venture with Waste Management, Inc.

During 2000, the Company recognized an income tax benefit of $5.1 million as a result of the Company's operating loss. Such amount was carried back to the extent possible to recover income taxes paid in prior years. As of December 31, 2000, the Company has a net operating loss carryforward of approximately $9.5 million. The Company's effective tax rate for 2000 was 36.2% compared with 37.2% in 1999.

Proportionate share of losses of joint ventures increased from $122,000 in 1999 to $148,000 in 2000 and relates to the Company's proportionate share in the loss of its 50% owned joint venture, Vitritek Environmental, Inc.

As a result of these factors, the Company had net income of $10.8 million in 1999 compared with a net loss of $9.1 million in 2000.

Liquidity and Capital Resources

During 2001, the Company generated $17.4 million in cash flows from operating activities. The Company's cash flow from operating activities during 2001 was primarily generated by $11.3 million income from operations, before depreciation and amortization, the reduction in the investment in working capital of $9.4 million, and a reduction for the non-cash gain on the BNFL settlement, net of settlement expenses, of $4.2 million.

During 2000, the Company generated $8.0 million in cash flows from operating activities. The cash flow from operating activities was generated primarily from operations of the Barnwell low-level radioactive waste disposal facility in South Carolina. Under South Carolina law, the Company is required to bill customers based on the amounts agreed to with the State. On an annual basis, following the State's year end of June 30, the Company will remit amounts billed to customers of the waste disposal site less its fee for operating the site during such fiscal year (see Note 2 of Notes to Consolidated Financial Statements). As of December 31, 2000, the Company had collected approximately $9.5 million from customers of the waste disposal facility that will be remitted to the State in July 2001. During 2000, the Company had a loss before income taxes of $14.0 million. Such amount included non-cash charges of approximately $10.8 million.

During 1999, the Company generated $9.7 million in cash flows from operating activities. The Company's cash flow from operating activities during 1999 was generated by income from operations before depreciation and amortization of $25.4 million less cash interest expenses of $1.7 million, cash payments for income taxes of $4.1 million and the increased investment in working capital of $10.6 million.

During 2001, the Company used approximately $2.4 million in cash flows for investing activities primarily relating to $4.2 million for purchases of property and equipment.

During 2000, the Company used approximately $76.1 million in cash flows for investing activities, including approximately $68.7 million in the acquisition of WMNS and approximately $14.9 million for purchases of property and equipment. Such amounts were offset by net proceeds received from the sale of DuraTherm of $7.6 million in February 2000.

During 1999, the Company used approximately $23.9 million in cash flows for investing activities, including

approximately $13.1 million used for the acquisition of Hake and $8.8 million used for purchases of plant and equipment.

Cash flows from investing activities during 2001 were funded with $17.4 million in cash flows provided by operating activities and reduced by $10.9 million of cash flows used in financing activities. Cash flows from operating activities during 2001 were used principally to repay borrowings under the Company's bank credit facility and pay down long-term debt.

Cash flows from investing activities during 2000 were funded with $8.0 million in cash flows provided by operating activities and $68.5 million of cash flows provided from financing activities. Cash flows from financing activities during 2000 were provided principally from borrowings under the Company's bank credit facility.

Cash flows from investing activities during 1999 were funded with $9.7 million in cash flows provided by operating activities, $8.3 million of cash flows provided from financing activities and $5.9 million of cash. Cash flows from financing activities during 1999 included $17.2 million of long-term borrowings, net of repayments, and $1.8 million from the exercise of common stock options. During 1999, the Company also purchased 1,036,700 shares of its common stock for $6.3 million.

In October 1999, WMNS was awarded the Oak Ridge Environmental Management Waste Management Facility Contract to design, construct, operate, and close a 400,000 cubic yard land disposal cell on the Department of Energy Oak Ridge Reservation. Under the terms of the June 8, 2000 purchase agreement between the Company and Waste Management, Inc. ("WMI"), WMI will provide up to $11.9 million in project financing at a fixed rate of 9.0% to the Company for the design and construction phase of the contract. As of December 31, 2001, the Company had borrowings of $7.8 million under the project financing agreement. If necessary, additional borrowings will be used to fund the project. Cash generated from the project will be used to repay the borrowing under the project financing agreement. The anticipated completion date of the project is April 2002. (See note 7 of Notes to Consolidated Financial Statements).

The Company's bank credit facility was amended in April and November of 2001 as a result of the Company not being in compliance with certain financial and technical covenants included in the credit agreement as of December 31, 2000 and September 30, 2001, respectively. Under the amended facility, the Company had available borrowings of up to $130.0 million. The facility as of December 31, 2001 consists of a five-year $40.0 million revolving line of credit (which had a temporary limit of $30.0 million in effect), a five-year $50.0 million term loan and a six and one-half year $40.0 million term loan. The term loans must be prepaid in an amount equal to 50% of excess cash flows, as defined in the credit agreement. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin, or at the Company's option, the prime rate plus an applicable margin. The applicable margin is determined based on the Company's performance and can range from 2.5% to 4.5% for LIBOR based borrowings and 1.5% to 3.5% for prime based borrowings. The facility requires the Company to maintain certain financial ratios and restricts the payment of dividends on the Company's common and preferred stock and the Company's ability to make acquisitions.

As of December 31, 2001, the Company had outstanding borrowings under its credit facility of $12.5 million bearing interest at prime plus 3.0% (7.75%), $32.5 million bearing interest at LIBOR plus 4.0% (5.91%) and $39.3 million bearing interest at LIBOR plus 4.5% (6.41%). As of December 31, 2000, the Company had outstanding borrowings under its credit facility of $8.5 million bearing interest at prime plus 2.25% (11.75%), $52.5 million bearing interest at LIBOR plus 3.25% (9.69%) and $39.7 million bearing interest at LIBOR plus 3.75% (10.19%).

As of December 31, 2001, the Company was not in compliance with certain financial and technical covenants included in the credit agreement. On March 27, 2002, the credit agreement was amended to waive all existing non-compliance as well as to adjust certain covenants either permanently or for 2002. Such covenants include several financial ratios and financial and operational requirements, which are measured on a monthly, quarterly or annual basis. The amendment required an amendment fee of approximately $560,000 and certain other fees and expenses. Under the amendment, there was a 0.5% increase in the applicable margin on all borrowings. In addition, the amount available under the revolving line of credit portion of the credit facility was reduced to $18.0 million as of March 27, 2002, increasing to $35.0 million during a portion of 2002 to meet certain working capital requirements of the Company, and decreasing to $15.0 million as of January 1, 2003 through February 28, 2003. The amount of available borrowings under the revolving line of credit portion of the credit facility after February 28, 2003 will be determined by the Company's lenders. At March 27, 2002, after giving effect to this amendment, $13.4 million of additional borrowings were available under the revolving credit portion of the credit facility.

The Company believes that cash flows from operations and borrowings available under its credit facility will be sufficient to meet its operating needs for at least the next twelve months. However, if management is unable to improve the Company's operating results during 2002 to

fund operations and scheduled reductions in available borrowings under its credit facility, or is unable to meet the monthly, quarterly or annual financial and technical covenants under its revised credit facility, the Company may need to obtain further modifications to the credit agreement from its banks and/or additional sources of funding. There can be no assurance that such modifications and/or funding, if needed, will be available.

New Accounting Pronouncements

SFAS No. 141, *Business Combinations*, became effective for the Company on July 1, 2001. SFAS No. 141 prohibits the use of the pooling-of-interests method for business combinations occurring after June 30, 2001, and establishes accounting and reporting standards for business combinations accounted for under the purchase accounting method. SFAS No. 141 provides criteria for the measurement and recognition of goodwill and other acquired intangible assets. The Company has not transacted a business combination since the adoption of this statement, therefore, there has been no material impact on the Company's consolidated financial statements.

SFAS No. 142, *Goodwill and Other Intangible Assets*, will become effective for the Company on January 1, 2002. Under SFAS No. 142, the Company's goodwill will no longer be amortized to expense. Instead, goodwill will be measured for impairment on an annual basis. SFAS No. 142 further requires additional disclosures including pro forma net income and earnings per share for all periods presented. As of the date of adoption, the Company expects to have unamortized goodwill in the amount of $70.8 million and unamortized identifiable intangible assets in the amount of $7.9 million, both of which will be subject to the transition provisions of SFAS 142. Amortization expense related to goodwill was $1.7 million and $2.5 million for the years ended December 31, 2000 and 2001, respectively. Due to the extensive effort needed to comply with adopting SFAS 142, it is not practicable to reasonably estimate the impact of adopting this Statement on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

SFAS No. 143, *Accounting for Asset Retirement Obligations*, will become effective for the Company on January 1, 2003. SFAS No. 143 provides criteria for the measurement and recognition of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently evaluating the impact that SFAS No. 143 will have on its consolidated financial statements.

SFAS No. 144, *Impairment on Disposal of Long-Lived Assets*, will become effective for the Company on January 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and provides guidance on implementation issues related to SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of*, and addresses the accounting for a segment of a business accounted for as a discontinued operation. The Company is currently evaluating the impact that SFAS No. 144 will have on its consolidated financial statements.

Critical Accounting Policies

The Company's accounting policies are described in Note 2 to Notes to Consolidated Financial Statements. The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to processing and disposal costs of inventoried waste, decontamination and decommissioning liabilities, bad debts, intangible assets, income taxes, financing operations, award fees, long-term service contracts, other accrued liabilities, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

REVENUE RECOGNITION

Commercial Waste Processing

Revenues from the Company's commercial waste processing facilities are recognized as waste is processed. The Company processes substantially all customer waste under fixed-unit-price contracts which allow for additional billings for burial price increases occurring within a set period of time following the Company's receipt of waste, or if the waste processed differs from contract specifications. Upon completion of processing, the Company accrues for

transportation, burial and secondary waste processing costs. The Company maintains a waste tracking system ("Accutrack") that traces the processes undergone by customer waste material and assigns it a value based upon the contractual fixed-unit-price. The Company records revenue and adjusts its unbilled receivables and deferred revenue accounts monthly using the information maintained in Accutrack. On a quarterly basis, the Company performs a physical verification of the customer waste on site and reconciles that information to the general ledger. Concurrent with recording its quarterly adjustments relative to unbilled receivables and deferred revenue, the Company reconciles its recorded accrual for burial and secondary waste processing using the then current burial cost rates and its burial and processing schedules. If the burial cost rates or availability of the assumed burial sites were to change significantly, the Company's estimates of the cost of burial would likely increase.

Long-term Contracts

Revenues under long-term contracts are recognized using the percentage of completion method of accounting in accordance with the provisions of Statement of Position No. 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. Differences between recorded costs, estimated earnings and final billings, including estimated award fees, are recognized in the period they become determinable. Costs and estimated earnings in excess of billings on uncompleted contracts are recorded as assets. Billings in excess of costs and estimated earnings on uncompleted contracts are recorded as liabilities and are included in unearned revenues.

The contract method of accounting involves the use of various estimating techniques to project costs at completion and includes estimates of recoveries from the customer for changes in scope. These estimates involve various assumptions and projections relative to the outcome of future events, including the quantity and timing of service deliveries. Also included are assumptions relative to future labor performance and rates, and projections relative to material and overhead costs. These assumptions involve various levels of expected performance improvements. The Company reevaluates its contract estimates periodically and reflects changes in estimates in the current and future periods. Included in revenues are amounts arising from contract terms that provide for invoicing a portion of the contract price at a date after delivery. Also included are negotiated values for hours delivered and anticipated price adjustments for contract changes, claims, escalation and estimated earnings in excess of billing provisions, resulting from the percentage-of-completion method of accounting.

DECONTAMINATION AND DECOMMISSIONING LIABILITIES

The Company has responsibility related to the cost of decontamination and decommissioning of its commercial waste processing facilities and equipment in Tennessee. Such costs will generally be paid upon closure of such facilities. As described in note 11 to the consolidated financial statements, the Company has estimated the cost of such decontamination and decommissioning and recorded a liability related thereto.

Similarly, the Company will be obligated for costs associated with the ultimate closure of the Barnwell Low-Level Radioactive Waste Disposal Facility in South Carolina and its buildings and equipment located at the Barnwell site. The Company has recorded accruals related to these decontamination and decommissioning liabilities as well.

Management updates its closure and remediation cost estimates for decontamination and decommissioning on an annual basis related to these obligations. These estimates are based on current technology and burial rates. Management is unable to reasonably estimate the impact changes in technology, burial rates and the timing of closure will have on the ultimate costs associated with these obligations. Changes in these factors could have a material impact on these estimates.

IMPAIRMENT OF LONG-LIVED ASSETS AND GOODWILL

The Company has made significant business acquisitions for which it has recorded the fair value of long-lived assets acquired and related goodwill and other intangible assets. The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or circumstances indicate the carrying value of such assets may not be recoverable. The Company also periodically assesses the recoverability of goodwill.

The recoverability of long-lived assets to be held and used and goodwill is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset or acquired entities. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed their fair values, which may be determined based upon their projected discounted cash flows. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

In assessing impairment of long-lived assets, goodwill and other intangible assets, management makes estimates as to future use of the acquired assets. These estimates

are based upon current technology and its assessment of the future demand for the Company's services. Management is unable to reasonably estimate the impact changes in technology or customer demand will have on the ultimate utilization and related cash flows of its assets. Changes in these factors could have a material impact on its estimates and the corresponding impairment analyses.

Forward Looking Information

In response to the "safe harbor" provisions contained in the Private Securities Litigation Reform Act of 1995, the Company is including in this Annual Report the following cautionary statements which are intended to identify certain important factors that could cause the Company's actual results to differ materially from those projected in forward-looking statements of the Company made by or on behalf of the Company. Many of these factors have been discussed in prior filings with the Securities and Exchange Commission.

The Company's future operating results are largely dependent upon the Company's ability to manage its commercial waste processing operations, including obtaining commercial waste processing contracts and processing the waste under such contracts in a timely and cost-effective manner. In addition, the Company's future operating results are dependent upon the timing and awarding of contracts by the DOE for the cleanup of other waste sites administered by it. The timing and award of such contracts by the DOE is directly related to the response of governmental authorities to public concerns over the treatment and disposal of radioactive, hazardous, mixed and other wastes. The lessening of public concern in this area or other changes in the political environment could adversely affect the availability and timing of government funding for the cleanup of DOE and other sites containing radioactive and mixed wastes. Additionally, revenues from technical support services have in the past and continue to account for a substantial portion of the Company's revenues and loss of one or more technical support service contracts could adversely affect the Company's future operating results. Finally, a significant component of the Company's direct costs include the cost of disposal of materials in licensed landfills. The ability to reflect increased costs in pricing to customers, the availability of these licensed facilities, and any changes in the rate structures of such licensed facilities have the potential to effect the operating results of the Company.

The Company's future operating results may fluctuate due to factors such as: the timing of new commercial waste processing contracts and duration of and amount of waste to be processed pursuant to those contracts; the acceptance and implementation of the Company's waste treatment technologies in the government and commercial sectors; the evaluation by the DOE and commercial customers of the Company's technologies versus other competing technologies as well as conventional storage and disposal alternatives; the timing of new government waste processing projects, including those pursued jointly with others, the duration of such projects; and the timing of outage support projects and other large technical support services projects at its customers' facilities.

An element of the Company's growth strategy is to continue to pursue strategic acquisitions that expand and complement the Company's business, technologies and service offerings. Under the Company's amended credit facility, its ability to make acquisitions is restricted. If the Company were to complete an acquisition, subject to the approval of its lenders, the Company's future operating results may be affected by the costs and timing of completion and integration of such an acquisition.

Quantitative and Qualitative Information About Market Risk

The Company's major market risk is to changing interest rates. As of December 31, 2001, the Company had floating rate debt outstanding under its bank credit facility of $12.5 million bearing interest at prime plus 3.0% (7.75%), $32.5 million bearing interest at LIBOR plus 4.0% (5.91%) and $39.3 million bearing interest at LIBOR plus 4.5% (6.41%). Average outstanding borrowings under the bank credit facility were $14.5 million during 2001. The Company currently has not entered into any derivative instruments to hedge its exposure to changing interest rates but may do so in the future. In addition, the Company does not have any foreign currency or commodity market risk.

CONSOLIDATED BALANCE SHEETS

December 31,	2000	2001
	(in thousands of dollars, except per share amounts)	
Assets		
Current assets:		
Cash	$ 431	**$ 4,519**
Receivables, less allowance for doubtful accounts of $1,517 in 2000 and $1,010 in 2001	57,365	**48,034**
Other accounts receivable	5,043	**3,671**
Income taxes recoverable	6,516	**—**
Cost and estimated earnings in excess of billings on uncompleted contracts	24,436	**25,539**
Prepaid expenses and other current assets	7,687	**5,131**
Deferred income taxes	736	**6,080**
Total current assets	102,214	**92,974**
Property, plant and equipment, net	82,598	**75,883**
Goodwill and other intangible assets, net	83,139	**78,733**
Decontamination and decommissioning trust fund	18,037	**18,640**
Other assets	8,855	**10,497**
Deferred income taxes	3,857	**—**
	$ 298,700	**$ 276,727**
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	$ 11,400	**$ 10,400**
Short-term borrowings	—	**7,763**
Accounts payable	23,915	**24,987**
Accrued expenses and other current liabilities	41,115	**41,903**
Unearned revenues	12,742	**10,488**
Waste processing and disposal liabilities	8,797	**10,584**
Total current liabilities	97,969	**106,125**
Long-term debt	102,265	**73,900**
Facility and equipment decontamination and decommissioning liabilities	29,294	**30,014**
Other noncurrent liabilities	2,588	**2,547**
Deferred income taxes	—	**1,523**
Total liabilities	232,116	**214,109**
8% Cumulative Convertible Redeemable Preferred Stock, $.01 par value; 160,000 shares authorized, 157,525 shares issued and outstanding (liquidation value $17,013)	15,499	**15,734**
Stockholders' equity:		
Preferred stock — $.01 par value; authorized 4,840,000 shares; none issued	$ —	**$ —**
Common stock — $.01 par value; authorized 35,000,000 shares; issued 14,992,705 shares in 2000 and 15,070,879 shares in 2001	150	**150**
Capital in excess of par value	77,134	**77,240**
Accumulated deficit	(15,993)	**(20,594)**
Treasury stock at cost, 1,572,458 shares in 2000 and 1,576,658 shares in 2001	(9,251)	**(9,275)**
Deferred compensation	(955)	**(637)**
Total stockholders' equity	51,085	**46,884**
Commitments and contingencies		
	$ 298,700	**$ 276,727**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,	1999	2000	**2001**
	(in thousands of dollars, except per share amounts)		
Revenues	$ 176,408	$ 229,830	**$ 282,175**
Cost of revenues	128,719	187,940	**219,994**
Gross profit	47,689	41,890	**62,181**
Selling, general and administrative expenses	27,992	46,780	**55,453**
Income (loss) from operations	19,697	(4,890)	**6,728**
Interest expense, net	(2,297)	(8,867)	**(10,443)**
Other expense, net	—	(290)	**28**
Income (loss) before income taxes (benefit) and proportionate share of losses of joint ventures	17,400	(14,047)	**(3,687)**
Income taxes (benefit)	6,464	(5,083)	**(729)**
Income (loss) before proportionate share of losses of joint ventures	10,936	(8,964)	**(2,958)**
Proportionate share of losses of joint ventures	(122)	(148)	**(148)**
Net income (loss)	10,814	(9,112)	**(3,106)**
Preferred stock dividends and charges for accretion	(1,510)	(1,443)	**(1,495)**
Net income (loss) attributable to common stockholders	$ 9,304	$ (10,555)	**$ (4,601)**
Net income (loss) per share:			
Basic	$ 0.70	$ (0.79)	**$ (0.34)**
Diluted	$ 0.55	$ (0.79)	**$ (0.34)**

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 1999, 2000 and 2001 (in thousands of dollars)

	Common Stock Shares	Common Stock Amount	Capital In Excess Of Par Value	Accumulated Deficit	Treasury Stock	Deferred Stock Compensation	Total Stockholders' Equity
Balance, December 31, 1998	14,300,919	$ 143	$ 72,512	$ (14,742)	$ (2,891)	$ —	$ 55,022
Net income	—	—	—	10,814	—	—	10,814
Exercise of options and warrants	598,100	6	1,832	—	—	—	1,838
Income tax benefit from exercise of non-qualified stock options	—	—	862	—	—	—	862
Treasury stock purchases	—	—	—	—	(6,297)	—	(6,297)
Preferred stock dividend and charges for accretion	—	—	—	(1,510)	—	—	(1,510)
Balance, December 31, 1999	14,899,019	149	75,206	(5,438)	(9,188)	—	60,729
Net loss	—	—	—	(9,112)	—	—	(9,112)
Deferred stock compensation	—	—	1,592	—	—	(1,592)	—
Amortization of deferred stock compensation	—	—	—	—	—	637	637
Exercise of options and warrants	875	—	5	—	—	—	5
Conversion of preferred stock	82,500	1	247	—	—	—	248
Other issuances of common stock	10,311	—	84	—	—	—	84
Treasury stock purchases	—	—	—	—	(63)	—	(63)
Preferred stock dividend and charges for accretion	—	—	—	(1,443)	—	—	(1,443)
Balance, December 31, 2000	14,992,705	150	77,134	(15,993)	(9,251)	(955)	51,085
Net loss	—	—	—	(3,106)	—	—	(3,106)
Amortization of deferred stock compensation	—	—	—	—	—	318	318
Exercise of options and warrants	12,500	—	70	—	—	—	70
Other issuances of common stock	65,674	—	321	—	—	—	321
Adjustments related to stock option exercised	—	—	(285)	—	—	—	(285)
Treasury stock purchases	—	—	—	—	(24)	—	(24)
Preferred stock dividend and charges for accretion	—	—	—	(1,495)	—	—	(1,495)
Balance, December 31, 2001	15,070,879	$ 150	$ 77,240	$ (20,594)	$ (9,275)	$ (637)	$ 46,884

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,	1999	2000	**2001**
		(in thousands of dollars)	
Cash flows from operating activities:			
Net income (loss)	$ 10,814	$ (9,112)	**$ (3,106)**
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	5,664	9,152	**14,428**
Accrued interest on convertible debenture	513	630	**179**
Gain on settlement, net of settlement expenses	—	—	**(4,182)**
Proportionate share of losses of joint ventures	122	148	**148**
Stock compensation expense	—	721	**318**
Loss on disposal of assets, net	—	290	**—**
Allowance for doubtful accounts	149	5,100	**200**
Deferred income taxes	4,035	(4,195)	**36**
Income tax benefit from exercise of non-qualified stock options	862	—	**—**
Changes in operating items, net of effects from businesses acquired in 1999 and 2000:			
Receivables	(12)	(11,895)	**407**
Income taxes recoverable	—	(6,516)	**6,516**
Costs and estimated earnings in excess of billings on uncompleted contracts	(5,960)	(166)	**(1,103)**
Prepaid expenses and other current assets	(1,007)	(2,972)	**2,700**
Accounts payable, accrued expenses and other current liabilities	(1,833)	16,304	**1,860**
Unearned revenues	(1,483)	3,534	**(2,254)**
Waste processing and disposal liabilities	(2,927)	4,887	**1,787**
Facility and equipment decontamination and decommissioning liabilities	746	1,617	**117**
Other	10	448	**(648)**
Net cash provided by operating activities	9,693	7,975	**17,403**
Cash flows from investing activities:			
Additions to property, plant and equipment	(8,758)	(14,904)	**(4,211)**
Acquisitions of businesses, net of cash acquired	(13,144)	(68,710)	**—**
Proceeds from sale of DuraTherm, Inc, net of transaction costs	—	7,624	**—**
Advances to employees, net	(1,356)	(105)	**79**
Other	(601)	10	**1,711**
Net cash used in investing activities	(23,859)	(76,085)	**(2,421)**
Cash flows from financing activities:			
Net proceeds from (repayments of) borrowings under revolving credit facility	(1,947)	9,500	**(6,000)**
Net proceeds from short-term borrowings	—	—	**7,763**
Proceeds from long-term debt	20,000	90,000	**—**
Repayments of long-term debt	(2,800)	(25,000)	**(10,400)**
Repayments of capital lease obligations	(229)	(1,464)	**(790)**
Preferred stock dividends paid	(1,280)	(1,206)	**(267)**
Proceeds from issuance of common stock	1,838	5	**70**
Treasury stock purchases	(6,297)	(63)	**(24)**
Deferred financing costs	(1,003)	(3,291)	**(1,246)**
Net cash provided by (used in) financing activities	8,282	68,481	**(10,894)**
Net increase (decrease) in cash and cash equivalents	(5,884)	371	**4,088**
Cash and cash equivalents, beginning of year	5,944	60	**431**
Cash and cash equivalents, end of year	$ 60	$ 431	**$ 4,519**

Supplemental disclosure of non-cash financing activities:

During 2001, in connection with a non-cash settlement of $9,974 of accounts receivable, the Company's $10,000 convertible debenture and $3,508 of related accrued interest was cancelled.

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 1999, 2000 and 2001 (in thousands of dollars, except per share amounts)

1. Description of Business and Liquidity

Duratek, Inc. and its wholly owned subsidiaries ("Duratek" or the "Company"), provide waste treatment solutions for radioactive, hazardous, mixed (i.e., intermingled radioactive and hazardous) and other wastes. The Company combines proprietary technologies for treating various waste streams with a staff of highly skilled personnel with significant environmental experience to offer its customers a comprehensive approach to their waste treatment needs. The Company's proprietary technologies include vitrification, incineration, compaction, metal decontamination, and liquid waste treatment used independently or in tandem to process its customers' waste for long-term storage and disposal. The Company has a staff of engineers, consultants and technicians who implement the Company's waste treatment technologies and provide highly specialized technical support services for its customers. The technical support services provided by the Company include site decontamination and decommissioning, radiological engineering services and environmental safety and health training.

During the fourth quarter of 2000, the Company incurred significant operating losses as the result of operational problems at its waste processing facilities in Tennessee. Management expected these problems to also adversely impact results for the first quarter of 2001. Actual results for all of 2001 were adversely impacted as a consequence of these operational problems and related losses on two significant contracts, particularly in the first and fourth quarters of the year. As a result of these losses, the Company was not in compliance with certain financial and technical covenants included in the credit agreement with respect to its bank credit facility at December 31, 2000 and 2001. The Company has obtained waivers of such non-compliance as well as amendments to certain financial and technical covenant requirements for both 2000 and 2001. Such covenants include several financial ratios and financial and operational requirements, which are measured on a monthly, quarterly or annual basis. If management is unable to achieve its planned results, the Company may need to obtain further modifications of the credit agreement and/or additional sources of funding. There can be no assurance that the Company's lenders will agree to such modifications or that such funding, if needed, will be available.

2. Summary of Significant Accounting Policies and Practices

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. The Company's consolidated financial statements included the results of its 80% owned subsidiary DuraTherm, Inc. prior to its sale in February 2000 (see note 19). Investments in joint ventures in which the Company does not have control or majority ownership are accounted for under the equity method. All significant intercompany balances and transactions have been eliminated in consolidation.

Cash and Cash Equivalents. The Company considers all highly liquid investments with initial maturities of three months or less to be cash equivalents.

Property, Plant, and Equipment. Property, plant and equipment are carried at cost. Replacements, maintenance and repairs which do not extend the lives of the assets are expensed as incurred. The Company provides for depreciation of property, plant, and equipment when such assets become operational, primarily on a straight-line basis over useful lives of three to forty-five years. Leasehold improvements are amortized over the shorter of the asset life or the term of the lease.

Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill and Other Intangible Assets. Goodwill is attributable to several acquisitions made by the Company. Goodwill is being amortized on a straight-line basis over a 30-year period. Other intangibles consist principally of amounts assigned to operating rights related to the Barnwell, South Carolina low-level radioactive waste disposal facility acquired as part of the Waste Management Nuclear Services transaction (see note 3), covenants not-to-compete and costs incurred to obtain patents. The Barnwell operating rights are being amortized on a straight-line basis over the remainder of the eight-year life of the facility. Covenants not to compete and patent amounts are being amortized over 10 and 17 years, respectively, on a straight-line basis.

The Company assesses the recoverability of goodwill by determining whether amortization of the goodwill balance over its remaining life can be recovered through undiscounted cash flows of the acquired entities. The amount of impairment if any is measured based on projected discounted cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill will be impacted if estimated future operating cash flows are not achieved.

Facility and Equipment Decontamination and Decommissioning. The Company accrues decontamination and decommissioning (D&D) costs for facilities and equipment ratably over the period to the estimated date of site closure (see note 11).

Revenue Recognition.

Commercial Waste Processing. Revenue from the Company's commercial waste processing facilities is recognized as waste is processed. The Company processes substantially all customer waste under fixed-unit-price contracts which allow for additional billings for burial price increases, occurring within a set period of time following the Company's receipt of the waste, or if the waste processed differs from contract specifications. Upon completion of processing, the Company accrues for burial and secondary waste processing costs. Unearned revenues relate principally to progress billings for customer waste received and not yet processed.

Long-term Contracts. Revenues under long-term contracts are recognized using the percentage of completion method of accounting. Differences between recorded costs, estimated earnings and final billings are recognized in the period in which they become determinable. Costs and estimated earnings in excess of billings on uncompleted contracts are recorded as assets. Billings in excess of costs and estimated earnings on uncompleted contracts are recorded as liabilities and are included in unearned revenues. The Company recognizes revenues and costs under waste treatment and disposal contracts and technical support and operations contracts as follows:

Contracts for Waste Treatment and Disposal Projects — Revenues from long-term waste treatment and disposal projects are primarily generated under fixed-price and cost-plus fixed fee contracts. Measurement of the percent of completion is done by using the contract milestone method. Revenues are recognized based upon the percentage complete multiplied by the contracted revenues. Cost of revenues are recognized based upon the percentage complete multiplied by the total estimated contract costs. Contract costs includes all direct labor, material costs and the indirect costs related to contract performance.

Contracts for Technical Support and Operation Services — Revenues from technical support and operation services are primarily generated under cost-plus fixed fee and time-and-materials contracts. Contract revenue includes the basic contract price, change orders and award fees which the Company believes it will likely achieve. Measurement of the percent of completion is done by the cost-to-cost method. Contract costs includes all direct labor, material costs and the indirect costs related to contract performance.

Disposal Services. Effective July 1, 2000, under the Atlantic Interstate Low-Level Radioactive Waste Compact Implementation Act (the Act) passed into law by the State of South Carolina on July 6, 2000, the Company is entitled to recover allowable costs, as defined, plus 29%. The Act requires that the Company bill customers of the facility based on amounts agreed to with the State. The difference between the amounts billed to its customers and the amount earned by the Company as revenue under the Act is remitted to the State. The primary remittance to the State is only made once a year following the State's fiscal year end of June 30, except for certain surcharges which are remitted on a periodic basis based on the amount of waste accepted at the site.

Income Taxes. Deferred tax assets and liabilities are recognized for the estimated future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities based on enacted tax rates in effect when such amounts are expected to be realized based on consideration of available evidence, including tax planning strategies and other factors. The effects of changes in tax laws or rates on deferred tax assets and liabilities are recognized in the period that includes the enactment date.

Stock Option Plan. The Company accounts for stock options using the intrinsic value method prescribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations, with pro forma disclosures of net income (loss) and net income (loss) per share as if the fair value based method prescribed by Statements of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation*, had been used.

Fair Value of Financial Instruments. The estimated fair value of financial instruments, including accounts receivable, accounts payable and long-term debt, approximate carrying values.

New Accounting Pronouncements. SFAS No. 141, *Business Combinations*, became effective for the Company on July 1, 2001. SFAS No. 141 prohibits the use of the pooling-of-interests method for business combinations occurring after June 30, 2001, and establishes accounting and reporting standards for business combinations accounted for under the purchase accounting method. SFAS No. 141 provides criteria for the measurement and recognition of goodwill and other acquired intangible assets. The Company has not transacted a business combination since the adoption of this statement, therefore, there has been no material impact on the Company's consolidated financial statements.

SFAS No. 142, *Goodwill and Other Intangible Assets*, will become effective for the Company on January 1, 2002. Under SFAS No. 142, the Company's goodwill will no longer

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D
December 31, 1999, 2000 and 2001 (in thousands of dollars, except per share amounts)

be amortized to expense. Instead, goodwill will be measured for impairment on an annual basis. SFAS No. 142 further requires additional disclosures including pro forma net income and earnings per share for all periods presented. As of the date of adoption, the Company has unamortized goodwill in the amount of $70,797 and unamortized identifiable intangible assets in the amount of $7,936, both of which will be subject to the transition provisions of SFAS 142. Amortization expense related to goodwill was $1,700 and $2,460 for the years ended December 31, 2000 and 2001, respectively. Because of the extensive effort needed to comply with adopting SFAS 142, it is not practicable to reasonably estimate the impact of adopting this Statement on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

SFAS No. 143, *Accounting for Asset Retirement Obligations*, will become effective for the Company on January 1, 2003. SFAS No. 143 provides criteria for the measurement and recognition of obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently evaluating the impact that SFAS No. 143 will have on its consolidated financial statements.

SFAS No. 144, *Impairment on Disposal of Long-Lived Assets*, will become effective for the Company on January 1, 2002. SFAS No. 144 addresses financial accounting and reporting for the impairment or disposal of long-lived assets and provides guidance on implementation issues related to SFAS No. 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,* and addresses the accounting for a segment of a business accounted for as a discontinued operation. The Company is currently evaluating the impact that SFAS No. 144 will have on its consolidated financial statements.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosures of contingencies at the date of the financial statements and revenues and expenses recognized during the reporting period. Actual results could differ significantly from those estimates.

Significant estimates and judgments made by management include: (i) the amount of waste processing and disposal liabilities (see note 10), (ii) the cost to decommission and decontaminate the commercial waste processing facilities and equipment (see note 11), (iii) percentage of completion on long-term fixed price contracts and (iv) recovery of long-lived assets including goodwill.

Reclassifications. Certain amounts for 1999 and 2000 have been reclassified to conform to the presentation for 2001.

3. Acquisitions

Acquisition of Waste Management Nuclear Services. On June 8, 2000, the Company acquired the nuclear services business of Waste Management, Inc. ("WMI"). The acquisition was effected as the purchase of all the outstanding capital stock of Waste Management Federal Services, Inc. ("WMFS") from Rust International, Inc. ("Rust") and all of the outstanding membership interests of Chem-Nuclear Systems, LLC ("Chem-Nuclear") from Chemical Waste Management, Inc. ("CWM") and CNS Holdings, Inc. ("CNS"). Each of Rust, CWM, and CNS are indirect subsidiaries of WMI. The purchase price was $68,758 in cash including $2,008 of transaction costs. The acquisition was financed with borrowings under the Company's amended and restated bank credit facility (see note 8). The acquired companies are referred to as Waste Management Nuclear Services ("WMNS"). WMNS is a leader in providing low-level radioactive waste management services for the commercial industry and the Federal government. WMNS consists primarily of three operating businesses: (i) the federal services division which provides radioactive waste handling, transportation, treatment packaging, storage, disposal, site cleanup, and project management services primarily for the United States Department of Energy ("DOE") and other federal agencies; (ii) the commercial services division which provides radioactive waste handling, transportation, licensing, packing, disposal, and decontamination and decommissioning services primarily to nuclear utilities; and (iii) the commercial processing and disposal division which operates a commercial low-level radioactive waste disposal facility in Barnwell, South Carolina. The acquisition has been accounted for under the purchase method of accounting. The aggregate purchase price in excess of the estimated fair value of tangible assets and identifiable intangible assets has been allocated to goodwill and is being amortized over 30 years. Operations of WMNS since June 8, 2000 are included in the Company's consolidated statements of operations.

The aggregate purchase price for WMNS is as follows:

Cash paid to Waste Management	$ 66,750
Liabilities assumed	45,686
Transaction costs	2,008
Aggregate purchase price	$114,444

The aggregate purchase price was allocated to the acquired assets based upon their estimated fair values as follows:

Cash	$ 5
Accounts receivable	16,622
Unbilled revenues	8,445
Prepaid expenses	1,977
Property and equipment	10,626
Other tangible assets	1,625
Barnwell operating rights	7,340
Decontamination and decommissioning trust fund	16,687
Goodwill and other intangible assets	51,117
	$114,444

Frank W. Hake Associates, L.L.C. ("Hake"). On June 30, 1999, the Company acquired 100% of the outstanding membership interests of Hake from HakeTenn, Inc., a Delaware corporation and an affiliate of the Hake Group of Philadelphia, Pennsylvania, and two individuals for approximately $10,900 in cash and the assumption of certain liabilities. The Company funded the purchase price with borrowings under its bank credit facility. Hake is engaged in the storage, transportation, handling and processing of radioactive waste emanating from nuclear power generation plants throughout the United States. Hake also stores and services power generation equipment at its licensed facility in Memphis, Tennessee.

The acquisition was effective as of June 30, 1999. The Company has accounted for the transaction under the purchase method of accounting. The aggregate purchase price of approximately $22,500, which includes liabilities assumed and transaction costs, exceeded the fair value of Hake's tangible assets by approximately $11,900. Such amount has been allocated to intangible assets, principally goodwill, and is being amortized over 30 years.

At the date of the acquisition, a $3,000 escrow account was established to secure indemnities made by the sellers in the acquisition agreement. The Company filed a claim against the escrow in 2000 related to certain alleged breaches in the representations made by the sellers. The Company received $375 of the escrowed funds, with the remainder released to the seller, in 2001.

Pro forma revenues, net income (loss) and diluted net income (loss) per share for the years ended December 31, 1999 and 2000, as if the transactions to: (i) acquire WMNS and (ii) acquire Hake were consummated on January 1, 1999, are as follows. The results presented are not necessarily indicative of results expected for future years.

	1999	**2000**
Revenues	$ 372,893	**$ 280,629**
Net income (loss)	$ 21,508	**$ (5,656)**
Diluted net income (loss) per share	$ 1.15	**$ (0.53)**

4. Net Income (Loss) Per Share

Basic net income (loss) per share is calculated by dividing net income by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share reflects the potential dilution of stock options, convertible redeemable preferred stock, and a convertible debenture that could share in the earnings of the Company. The reconciliation of amounts used in the computation of basic and diluted net income (loss) per share for the years ended December 31, 1999, 2000 and 2001 consist of the following:

	1999	2000	**2001**
Numerator:			
Net income (loss) attributable to common stockholders	$ 9,304	$ (10,555)	**$ (4,601)**
Plus:			
Income impact of assumed conversions, preferred stock dividends and charges for accretion	1,510	—	—
Interest on convertible debenture, net of tax	308	—	—
	1,818	—	—
Net income (loss) attributable to common shareholders assuming conversion	$11,122	$ (10,555)	**$ (4,601)**
Denominator:			
Weighted-average shares outstanding	13,351	13,432	**13,449**
Effect of dilutive securities:			
Incremental shares from assumed conversion of:			
Employee stock options	260	—	—
Convertible debenture	1,382	—	—
Convertible redeemable preferred stock	5,330	—	—
	6,972	—	—
Adjusted weighted average shares outstanding	20,323	13,432	**13,449**
Basic net income (loss) per share	$ 0.70	$ (0.79)	**$ (0.34)**
Diluted net income (loss) per share	$ 0.55	$ (0.79)	**$ (0.34)**

The effects on weighted average shares outstanding of options to purchase common stock and other potentially dilutive securities of the Company that were not included in the computation of diluted net income (loss) per share at December 31, 1999, 2000 and 2001 because the effect would have been anti-dilutive were 556,000, 6,711,000, and 6,411,000 shares, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D
December 31, 1999, 2000 and 2001 (in thousands of dollars, except per share amounts)

5. Property, Plant and Equipment

Property, plant and equipment at December 31 consist of the following:

	2000	2001
Land and land improvements	$ 2,757	$ **2,816**
Buildings	40,159	**40,776**
Machinery and equipment	49,399	**54,793**
Leasehold improvements, furniture and fixtures	7,599	**5,885**
Construction in progress	3,489	**397**
	103,403	**104,667**
Less accumulated depreciation and amortization	20,805	**28,784**
	$ 82,598	$ **75,883**

6. Goodwill and Other Intangible Assets

Goodwill and other intangible assets at December 31 consist of the following:

	2000	2001
Goodwill	$ 77,152	$ **76,414**
Other intangible assets	10,548	**10,464**
	87,700	**86,878**
Less accumulated amortization	4,561	**8,145**
	$ 83,139	$ **78,733**

During the year ended December 31, 2001, the Company reduced goodwill related to the WMNS acquisition by approximately $737 upon the final determination of the amount of loss related to certain contingencies that existed at the acquisition date.

7. EMWMF Project Financing

In October 1999, WMNS was awarded the Oak Ridge Environmental Management Waste Management Facility Contract to design, construct, operate, and close a 400,000 cubic yard land disposal cell on the Department of Energy Oak Ridge Reservation. Under the terms of the June 8, 2000 purchase agreement between the Company and WMI, WMI will provide up to $11,900 in project financing at a fixed rate of 9.0% to the Company for the design and construction phase of the contract. Under the terms of the contract, the deferred project costs will be recouped over the first 96,000 cubic yards of material disposed or within six months from the commencement of operations, whichever occurs first. As the billings are realized as cash collections, these proceeds will pay off the project financing to WMI in its entirety. All unpaid principal and interest will be paid in full by January 1, 2003 and may be extended until 2005 under certain conditions. As of December 31, 2001, the Company had borrowings of $7,763 and accrued interest payable of $239 under the project financing agreement. If necessary, additional borrowings will be used to fund the project.

8. Long-Term Debt

Long-term debt at December 31 consist of the following:

	2000	2001
Bank Credit Facility:		
Borrowing under revolving line of credit	$ 18,500	$ **12,500**
Term loans	82,200	**71,800**
Debenture	12,965	**—**
	113,665	**84,300**
Less: Current maturities of long-term debt	11,400	**10,400**
	$ 102,265	$ **73,900**

The Company's bank credit facility was amended in April and November of 2001 as a result of the Company not being in compliance with certain financial and technical covenants included in the credit agreement as of December 31, 2000 and September 30, 2001, respectively. Under the amended facility, the Company had available borrowings of up to $130,000. The facility as of December 31, 2001 consists of a five-year $40,000 revolving line of credit (which had a temporary limit of $30,000 in effect), a five-year $50,000 term loan and a six and one-half year $40,000 term loan. The term loans must be prepaid in an amount equal to 50% of excess cash flows, as defined in the credit agreement. Borrowings under the credit facility bear interest at LIBOR plus an applicable margin, or at the Company's option, the prime rate plus an applicable margin. The applicable margin is determined based on the Company's performance and can range from 2.5% to 4.5% for LIBOR based borrowings and 1.5% to 3.5% for prime based borrowings. The facility requires the Company to maintain certain financial ratios and restricts the payment of dividends on the Company's common and preferred stock and the Company's ability to make acquisitions.

As of December 31, 2001, the Company had outstanding borrowings under its credit facility of $12,500 bearing interest at prime plus 3.0% (7.75%), $32,500 bearing interest at LIBOR plus 4.0% (5.91%) and $39,300 bearing interest at LIBOR plus 4.5% (6.41%). As of December 31, 2000, the Company had outstanding

borrowings under its credit facility of $8,500 bearing interest at prime plus 2.25% (11.75%), $52,500 bearing interest at LIBOR plus 3.25% (9.69%) and $39,700 bearing interest at LIBOR plus 3.75% (10.19%).

As of December 31, 2001, the Company was not in compliance with certain financial and technical covenants included in the credit agreement. On March 27, 2002, the credit agreement was amended to waive all existing non-compliance as well as to adjust certain covenants either permanently or for 2002. Such covenants include several financial ratios and financial and operational requirements, which are measured on a monthly, quarterly or annual basis. The amendment required an amendment fee of approximately $560 and certain other fees and expenses. Under the amendment, there was a 0.5% increase in the applicable margin on all borrowings. In addition, the amount available under the revolving line of credit portion of the credit facility was reduced to $18,000 as of March 27, 2002, increasing to $35,000 during a portion of 2002 to meet certain working capital requirements of the Company, and decreasing to $15,000 as of January 1, 2003 through February 28, 2003. The amount of available borrowings under the revolving line of credit portion of the credit facility after February 28, 2003 will be determined by the Company's lenders. At March 27, 2002, after giving effect to this amendment, $13,400 of additional borrowings were available under the revolving credit portion of the credit facility.

In November 1995, in connection with the formation of a strategic alliance, the Company received proceeds of $9,830, net of debt issue costs, from the issuance of a $10,000 convertible debenture to BNFL, Inc. (BNFL). The debenture accrued interest at the one-year LIBOR. Prior to November 2000, BNFL had a right to convert the debenture and accrued interest into common stock of the Company. BNFL elected not to convert the debenture into the Company's common stock. The debenture was to be repaid in annual installments of not less than $1,000 through November 2004 with the final payment due in November 2005. On December 12, 2001, the Company entered into a Settlement and Mutual Release Agreement with BNFL providing for the dismissal of litigation and arbitration between the two companies that began in June 2001 (see note 17). As part of the settlement, BNFL transferred to the Company a net payment of $1,250, which represented a $14,394 payment by BNFL to the Company less a $13,144 payment by the Company to BNFL. The parties agreed to file consent motions and proposed orders asking for the dismissal of the lawsuits and arbitration with prejudice, except for certain issues related to the question of indemnification with respect to an alleged patent infringement matter. As part of the settlement and in consideration of the payment referred to above, the $10,000 debenture issued by the Company to BNFL was cancelled. The Company recognized a gain on settlement, net of settlement expenses, of $4,182.

Aggregate maturities of long-term debt as of December 31, 2001 are as follows:

2002	$	10,400
2003		10,400
2004		10,400
2005		22,900
2006		10,400
Thereafter		19,800
	$	84,300

The Company paid interest of $1,784, $6,945, and $8,139 during the years ended December 31, 1999, 2000 and 2001, respectively.

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities at December 31 consist of the following:

		2000		**2001**
Salaries and related expenses	$	8,015	**$**	**5,514**
Amount due the State of South Carolina		19,826		**18,093**
Contract costs - subcontractors		7,326		**11,673**
Preferred stock dividend payable		315		**1,260**
Other accrued expenses		5,633		**5,363**
	$	41,115	**$**	**41,903**

The amount due to the State of South Carolina is payable by July 30, 2002, pursuant to the provisions of the Act (see note 2).

10. Waste Processing and Disposal Liabilities

During customer waste processing at the Company's Oak Ridge, Tennessee facility, the Company creates waste by-products (secondary waste) which become the Company's responsibility to process and send to burial. Management evaluates the content of this waste and accrues the estimated costs of processing and disposal based on anticipated processing methods and current disposal sites and rates. The ultimate cost of processing and disposal, however, will depend on the actual contamination of the waste, the amount of processing, volume reduction and disposal density. At December 31, 2000 and 2001, the Company has accrued $987 and $2,911, respectively, related to such waste.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D
December 31, 1999, 2000 and 2001 (in thousands of dollars, except per share amounts)

In addition, the Company has accrued $7,810 and $4,021 for processed customer waste awaiting burial at December 31, 2000 and 2001, respectively. The Company ships a significant portion of waste to a single burial site, at a cost lower than waste shipped to other available alternatives. The accompanying consolidated financial statements reflect various accruals and estimates assuming the single burial site continues to be a viable disposal site at rates presently in effect. If the site's licenses are not renewed or at some future date if the site's rate structure were to change significantly, the Company's costs to dispose of waste would likely increase. Management has not determined the impact, if any, either of these scenarios would have on the Company's liabilities or future operating costs.

At December 31, 2001, the Company has accrued $3,652 for costs associated with processing, transporting and disposal of various high radiation customer waste in excess of related contract revenue.

11. Facility and Equipment Decontamination and Decommissioning (D&D)

Tennessee Facilities. The Company has estimated the cost to decontaminate and decommission ("D&D") its commercial waste processing facilities and equipment in Tennessee to be approximately $21,177.

Based on the current market and projections for the demand for future waste processing, the Company estimates it will operate at its Tennessee facilities for at least the next 26 years. Accordingly, the Company is accruing the expected D&D costs plus an amount for inflation over such period. During the years ended December 31, 1999, 2000 and 2001, the Company accrued D&D costs of $746, $826, and $544, respectively.

The Company has purchased insurance to fund the Company's obligation to clean and remediate its Tennessee facilities upon closure. The Company is accounting for these insurance policies using a deposit accounting methodology whereby a portion of the premiums paid are viewed as a funding mechanism to cover the Company's obligation. The amount of the premiums that is considered a funding mechanism is capitalized as a deposit asset with the difference being charged to earnings in the period in which the premiums are paid. As of December 31, 2000 and 2001, the deposit asset was $634 and $932, respectively, and is included in other assets in the consolidated balance sheets. Related insurance expense for the years ended December 31, 2000 and 2001 was $386 and $439, respectively.

Barnwell Low-Level Radioactive Waste Disposal Facility. Effective July 6, 2000, the State of South Carolina passed into law a new Act (see note 2) that, in addition to the new rate-controlled structure, also establishes annual volume limits on waste that can be accepted at the site for disposal. The maximum annual volume declines from 160,000 cubic feet to 35,000 cubic feet over an eight-year period. At the end of the eight-year period, the site will remain open for receipt of waste from only the three Atlantic Compact states (New Jersey, Connecticut and South Carolina). The Company operates the site under a license granted by the State of South Carolina. The Company has estimated the cost to close the Barnwell site to be $21,144 and has accrued $18,640 at December 31, 2001. The difference will be accrued over the remaining life of the site. In order to fund the site closure obligation, the State of South Carolina has required the Company to establish a trust fund to cover such costs. At December 31, 2001, the trust fund held cash and securities of $18,640.

Other Buildings and Equipment. The Company owns several buildings located at the Barnwell site and certain waste treatment equipment located at various commercial nuclear utilities throughout the United States that will require remediation at the end of their useful lives. The Company estimates the current cost to remediate the buildings and equipment to be approximately $2,300. As of December 31, 2001, the Company had accrued $1,813 of such costs and will accrue the balance over the assets' remaining useful lives. The State of South Carolina has required the Company to post a letter of credit and surety bond with respect to the estimated remediation costs of $2,776 for the buildings.

Management updates its closure and remediation cost estimates on an annual basis. These estimates are based on current technology and burial rates. Management is unable to reasonably estimate the impact of changes in technology, burial rates and the timing of closure will have on the ultimate costs. Changes in these factors could have a material impact on these estimates.

12. 8% Cumulative Convertible Redeemable Preferred Stock

In January 1995, the Company issued 160,000 shares of 8% Cumulative Convertible Redeemable Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock") and an option (the "Carlyle Option") to purchase up to an additional 1,250,000 shares of the Company's common stock, at any time prior to January 24, 1999 for $3.75 per share to investment partnerships sponsored and controlled by The Carlyle Group ("Carlyle") for $16,000. During 1998, Carlyle exercised its option to purchase 1,206,809 shares for $4,526. The Convertible Preferred Stock is initially convertible into the Company's common stock at a conversion price of three dollars per share and, if not previously converted, the Company is required to redeem the outstanding Convertible Preferred Stock on February 5, 2004 for one hundred dollars per share plus accrued and unpaid dividends. Subject to restrictions in the

bank credit facility, the Company is required to pay quarterly dividends on the Convertible Preferred Stock (see note 8). As of December 31, 2001, the Company had accrued dividends of $1,260. During 2000, holders converted 2,475 shares of preferred stock into 82,500 shares of common stock.

The proceeds, net of offering expenses of $1,310, from the issuance of the Convertible Preferred Stock and Carlyle Option were $14,690, of which $14,410, was allocated to the Convertible Preferred Stock and $280 was allocated to the fair value of the Carlyle Option. The difference between the carrying value of the Convertible Preferred Stock and the redemption value is being accreted through charges to stockholders' equity.

The estimated fair value of the Convertible Preferred Stock at December 31, 2001 approximated its carrying value.

13. Stockholders' Equity

During the year ended December 31, 1999, the Company received a compensation deduction, for income tax purposes, upon exercise of non-qualified stock options by employees. The benefit of such deduction, which is included in stockholders' equity, was $862 for the year ended December 31, 1999.

During 1999, 2000, and 2001, the Company repurchased 1,036,700, 10,300, and 4,200 shares of its common stock, respectively. The repurchased shares are reflected as treasury stock in the consolidated balance sheets.

14. Stock Compensation

Stock Option Plan. In May 2000, the Company's stockholders approved the 1999 Stock Option and Incentive Plan (the "Plan") which authorizes a committee of the Board of Directors to grant various types of incentive awards (including incentive stock options, non-qualified options, stock appreciation rights, restricted shares and performance units on shares) to directors, officers and employees of the Company for issuance of up to 5,000,000 shares of common stock in the aggregate. At December 31, 2001, there were 3,979,970 additional shares available for grant under the Plan. The Company granted options in 1999 and prior years pursuant to the 1984 Stock Option Plan. No further grants will be made under this plan. At December 31, 2001, the Company has 10,911,883 shares reserved for issuance of options, options issued but unexercised, and securities convertible into the Company's common stock.

The per share weighted-average fair value of stock options granted during 1999, 2000, and 2001 were $5.64, $6.57, and $3.06, respectively, on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions: expected dividend yield 0%, risk-free interest rate of 5.5%, expected volatility of 64% (63% in 2000 and 64% in 1999), and an expected life of four years.

The Company applies APB No. 25 in accounting for its stock option plans and, accordingly, no compensation cost has been recognized for its stock options in the consolidated financial statements. Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net income (loss) attributable to common stockholders and net income (loss) per share on a diluted basis, would have been $8,926 and $0.53, ($11,371) and ($0.85), and ($4,059) and ($0.30) for the years ended December 31, 1999, 2000, and 2001, respectively.

Pro forma results reflect only options granted since January 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net income (loss) amount for 1999 presented above because compensation cost is reflected over the options' vesting period of five years and compensation cost for options granted prior to January 1, 1995 is not considered.

Changes in options outstanding are as follows:

	Weighted average exercise price	Number of shares
December 31, 1998	$ 5.06	1,489,507
Granted	5.78	428,500
Exercised	3.07	(597,950)
Terminated and expired	3.41	(503,257)
December 31, 1999	7.91	816,800
Granted	7.94	552,600
Exercised	5.88	(875)
Terminated and expired	9.76	(65,875)
December 31, 2000	7.82	1,302,650
Granted	4.02	310,000
Exercised	5.65	(12,500)
Terminated and expired	12.91	(77,000)
December 31, 2001	$ 6.81	1,523,150

Certain options issued in 2000, granted to executive officers of the Company, have exercise prices that were less than the fair value of the Company's common stock on the date of grant. The difference of $269 has been recorded as deferred compensation and is being recognized over the vesting period. During the years end December 31, 2000 and 2001, the Company recognized compensation expense of $108 and $54, respectively. The following table summarizes information about outstanding and exercisable options at December 31, 2001:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D
December 31, 1999, 2000 and 2001 (in thousands of dollars, except per share amounts)

	Outstanding			Exercisable	
Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 3.92 - $ 5.88	876,850	7.4 years	$ 5.14	296,550	$ 5.73
8.13 - 8.75	449,500	8.4 years	8.43	89,900	8.44
10.13 - 10.63	196,800	0.9 years	10.52	176,050	10.51
	1,523,150			562,500	

Restricted Stock Units. Upon approval of the Plan by the stockholders in May 2000, two of the Company's senior executives were granted 157,930 restricted stock units. The units vest over a four-year period. Upon vesting, the grantee has the right to receive common stock in exchange for such units. The Company has accounted for this plan as a compensatory fixed plan under APB 25, which resulted in a compensation charge of approximately $1,323 of which $529 and $265 was recognized during the years ended December 31, 2000 and 2001, respectively.

15. Income Taxes

The provision (benefit) for income taxes for the years ended December 31 consist of the following:

	1999	2000	**2001**
Current:			
State	$ 567	$ 624	**$ 457**
Federal	1,862	(1,512)	**(1,222)**
	2,429	(888)	**(765)**
Deferred:			
State	594	(1,444)	**(260)**
Federal	3,441	(2,751)	**296**
	4,035	(4,195)	**36**
	$ 6,464	$ (5,083)	**$ (729)**

The provision (benefit) for income taxes for the years ended December 31, 1999, 2000, and 2001 is reconciled to the amount computed by applying the statutory Federal income tax rate to income (loss) before income taxes and proportionate share of losses of joint ventures as follows:

	1999	**2000**	**2001**
Federal income tax provision (benefit) at statutory rate	$ 6,090	$ (4,776)	$ (1,254)
State income taxes, net of Federal tax benefit	756	(541)	130
Valuation allowance	(257)	362	(76)
Other	(125)	(128)	471
	$ 6,464	$ (5,083)	$ (729)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31 consist of the following:

	2000	**2001**
Allowance for doubtful accounts	$ 530	**$ 650**
Loss of joint venture	1,383	**—**
Waste Processing and disposal liabilites	—	**1,762**
Facility and equipment decontamination and decommissioning liabilities	1,605	**1,443**
Net operating loss carryforwards	4,760	**6,161**
Alternative minimum tax	1,328	**418**
Accelerated depreciation and amortization	(4,191)	**(6,311)**
Other	(92)	**1,088**
	5,323	**5,211**
Less valuation allowance	730	**654**
Net deferred tax asset	$ 4,593	**$ 4,557**

During the year ended December 31, 2000, the Company utilized net operating loss carryforwards acquired as part of the Hake acquisition (see note 3) resulting in an income tax benefit of approximately $341. Such amount was recorded as a reduction to goodwill.

In assessing the realizability of deferred tax assets, management considered whether it was more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of the deferred tax assets is dependent upon the generation of future taxable income during periods in which temporary differences become deductible. Management considered income taxes paid during the previous two years and projected future taxable income in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the temporary differences are deductible, management has deemed a valuation allowance of $730 and $654 as necessary at December 31, 2000 and 2001, respectively.

The Company paid income taxes of $4,087, $5,052, and $1,382 in the years ended December 31, 1999, 2000, and 2001, respectively.

The Company has approximately $12,113 of net operating loss carryforwards for Federal tax purposes which expire through 2021.

16. Profit Investment and Deferred Compensation Plans

The Company maintains a Profit Investment Plan for employees who have completed one year of service with the Company. The Plan permits pre-tax contributions to the Plan by participants pursuant to Section 401(k) of the Internal Revenue Code of 1% to 14% of base compensation. The Company matches 25% of the participants' eligible contributions based on a formula set forth in the Plan and may make additional matching contributions. Employer contributions vest at a rate of 20% per year of service. The Company's matching contributions were $758, $953 and $1,186 for the years ended December 31, 1999, 2000, and 2001, respectively.

17. Related Party Transactions

At December 31, 2000 and 2001, two of the Company's executive officers held loans of $804 and $735, respectively. The loans bear interest at 5% and are due by December 31, 2002. These loans are included in other accounts receivable in the accompanying consolidated balance sheets.

During 1999 and most of 2000, BNFL was considered a related party due to the convertible feature of the debenture which expired in November 2000. The Company recognized revenues of approximately $17,000 and $22,000 during 1999 and 2000, respectively, under subcontracts with BNFL related to their work performed on the DOE's Hanford River Protection and Idaho Advanced Mixed Waste Treatment Projects.

On June 22, 2001, the Company filed suit against BNFL in the Circuit Court for Fairfax County, Virginia alleging that BNFL breached a Settlement Agreement dated April 20, 2001, under which BNFL was to make a $3,000 payment to the Company on or before May 28, 2001. On July 11, 2001, BNFL sued the Company in the Circuit Court for Howard County, Maryland alleging that "acts of default" had occurred under a $10,000 debenture issued by the Company to BNFL on November 7, 1995, therefore accelerating the Company's obligation to repay the debenture. The Company counterclaimed in the amount of $3,800, unrelated to the Company's claims in its lawsuit against BNFL. Additionally, on August 16, 2001, the Company filed a demand for binding arbitration against BNFL with the American Arbitration Association concerning certain claims against BNFL arising out of various contracts and agreements with BNFL.

On December 12, 2001, the Company entered into a Settlement and Mutual Release Agreement with BNFL providing for the dismissal of litigation and arbitration between the two companies that began in June 2001. In order to resolve their differences without further resort to litigation or arbitration, BNFL transferred to the Company a net payment of $1,250, which represented a $14,394 payment by BNFL to the Company less a $13,144 payment by the Company to BNFL. The parties agreed to file consent motions and proposed orders asking for the dismissal of the lawsuits and arbitration with prejudice, except for certain issues related to the question of indemnification with respect to an alleged patent infringement matter. As part of the settlement and in consideration of the payment referred to above, the $10,000 debenture issued by the Company to BNFL was cancelled.

The Company recognized revenues of approximately $7,400 during 2001 under subcontracts with BNFL related to work performed on the DOE's Hanford River Protection and Idaho Advanced Mixed Waste Treatment Projects, of which approximately $4,400 was recognized as a result of the December 12, 2001 settlement. BNFL was terminated by the DOE on these projects, which precluded them from obtaining the payments stipulated in the teaming agreement. The revenue recognized in 2001 related to the excess of the base fee stipulated in the contract and specifically to work performed by the Company on these projects, which was initially supposed to be earned based on the total revenue for these projects and paid over a production schedule as waste was processed.

The Company and BNFL also agreed to establish a collaborative business relationship to pursue a waste vitrification technology application opportunity.

18. Segment Reporting

The Company has three primary segments: (i) commercial processing and disposal, (ii) federal services, and (iii) commercial services. During the second quarter of 2001, the Company realigned some of its operating units within each reporting segment. The impact of these changes was not significant and all figures represented have been revised to be consistent with all periods presented. The following is a brief description of each of the segments including WMNS:

Commercial Processing and Disposal (CPD). The Company conducts its commercial processing and disposal operations principally at its Bear Creek Operations Facility located in Oak Ridge, Tennessee and its facility in Memphis, Tennessee. The disposal site is operated in Barnwell, South Carolina. The Company's waste treatment technologies include: incineration, compaction, metal decontamination and recycling, vitrification, and steam reforming. Commercial waste processing customers primarily include commercial nuclear utilities and governmental agencies. Material is received and disposed of at the Barnwell facility primarily from commercial nuclear utilities.

Federal Services (FS). The Company provides on-site waste processing services on large government projects for the DOE and other governmental agencies. The on-site waste processing services provided by the Company on DOE projects include program development, project management, waste characterization, on-site waste treatment, facility operation, packaging and shipping of residual waste, profiling and manifesting the processed waste, selected technical support services, and site clean up.

Commercial Services (CS). The Company's technical support services encompass engineers, consultants, and technicians, some of whom are full-time employees and the balance of whom are contract employees, who support and complement the Company's commercial and government waste processing operations and also provide highly specialized technical support services for the Company's customers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D
December 31, 1999, 2000 and 2001 (in thousands of dollars, except per share amounts)

	As of and for the Year Ended December 31, 1999				
	CPD	FS	CS	Unallocated Items	Consolidated
Revenues from external customers	$ 86,771	$ 37,239	$ 52,398	$ —	$ 176,408
Income from operations	13,106	4,309	2,282	—	19,697
Interest expense, net	—	—	—	2,297	2,297
Depreciation and amortization expense	4,619	408	637	—	5,664
Proportionate share of losses of joint ventures	—	—	—	(122)	(122)
Income tax expense	—	—	—	6,464	6,464
Capital expenditure for additions to long-lived assets	6,708	887	67	1,096	8,758
Total assets	105,124	15,851	24,182	12,163	157,320

	As of and for the Year Ended December 31, 2000				
	CPD	FS	CS	Unallocated Items	Consolidated
Revenues from external customers	$ 88,090	$ 74,625	$ 67,115	$ —	$ 229,830
Income (loss) from operations	(10,988)	5,634	464	—	(4,890)
Interest expense, net	—	—	—	(8,867)	(8,867)
Depreciation and amortization expense	5,879	1,277	1,286	710	9,152
Proportionate share of losses of joint ventures	—	—	—	(148)	(148)
Income tax (benefit)	—	—	—	(5,083)	(5,083)
Capital expenditure for additions to long-lived assets	11,621	879	1,160	1,244	14,904
Total assets	149,852	63,274	54,921	30,653	298,700

	As of and for the Year Ended December 31, 2001				
	CPD	FS	CS	Unallocated Items	Consolidated
Revenues from external customers	$ 87,791	$ 119,936	$ 74,448	$ —	$ 282,175
Income (loss) from operations	(19,041)	15,509	10,260	—	6,728
Interest expense, net	—	—	—	(10,443)	(10,443)
Depreciation and amortization expense	7,581	2,097	2,185	2,565	14,428
Proportionate share of losses of joint ventures	—	—	—	(148)	(148)
Income tax (benefit)	—	—	—	(729)	(729)
Capital expenditure for additions to long-lived assets	2,360	264	676	911	4,211
Total assets	132,392	78,197	44,794	21,344	276,727

The Company's revenues are derived primarily from utilities and through subcontracts from a combination of DOE contractors and subcontractors. During the year ended December 31, 2001, revenues from DOE contractors and subcontractors represented approximately 44% of consolidated revenues. No commercial customer represented more than 10% of consolidated revenues for the year ended December 31, 2001.

Accounts receivable and costs and estimated earnings in excess of billing on uncompleted contracts relating to DOE contractors and subcontractors amounted to $7,887 and $4,786 at December 31, 2000 and $17,544 and $18,792 at December 31, 2001, respectively. The Company estimates an allowance for doubtful accounts based on the credit worthiness of its customers as well as general economic conditions. Consequently, an adverse change in those factors could affect the Company's estimate of its bad debts.

19. Gains (Losses) on Disposition of Assets

DuraTherm, Inc. ("DTI"). In February 2000, the Company completed the sale of its 80% interest in DTI to DuraTherm Group, Inc. for $8,300 in cash which was used by the Company to pay down borrowings under its bank credit facility. The Company recognized a pre-tax gain of $1,166 on the sale which is included in other expense, net in the consolidated statements of operations.

DuraChem, L.P. (DuraChem). During 2000, the Company abandoned certain melter equipment previously held by its DuraChem joint venture with WMI. DuraChem became a wholly owned subsidiary of the Company in connection with the WMNS acquisition (see note 3). A loss of $1,456 was recorded upon the abandonment of these assets, which is included in other expense, net in the consolidated statement of operations.

20. Commitments and Contingencies

Leases. The Company has several noncancellable leases which cover real property, machinery and equipment, and certain manufacturing facilities. Such leases expire at various dates with, in some cases, options to extend their terms. Several of the leases contain provisions for rent escalation based primarily on increases in real estate taxes and through operating costs incurred by the lessor. Rent expense approximated $1,830, $5,338, and $5,715 for the years ended December 31, 1999, 2000, and 2001, respectively.

The following is a schedule of future minimum annual lease payments for all operating and capital leases with initial or remaining lease terms greater than one year at December 31, 2001:

	Operating	Capital
2002	$ 3,377	$ 521
2003	2,289	348
2004	1,975	169
2005	1,571	117
2006	468	84
Thereafter	3	—
Future minimum lease payments	$ 9,683	1,239
Less portion representing interest		153
Less current portion of capital lease obligation		447
Long-term portion of capital lease obligation		$ 639

Long-term portion of capital lease obligation is included in other noncurrent liabilities in the accompanying consolidated balance sheets. During 1999, 2000, and 2001, the Company entered into several new capital lease obligations valued at $1,006, $770, and $26, respectively.

Legal Proceedings. On June 22, 2001, the Company and two of its executive officers were sued in Federal District Court in Baltimore, Maryland by an individual stockholder on behalf of himself and other similarly situated stockholders of the Company. The putative class action suit alleges that certain statements and information included in the Company's press releases and in the periodic reports filed by it with the Securities and Exchange Commission contained materially false and misleading information in violation of the federal securities laws. The Company filed a motion to dismiss the complaint. In response, the plaintiff filed an amended complaint which mooted the Company's motion to dismiss. The Company then filed a motion to dismiss the amended complaint. The plaintiff filed its opposition to the motion to dismiss the amended complaint and the Company filed a reply memorandum. The motion currently is pending before the court. Although the Company believes that it has meritorious defenses to the claims alleged against it in this action, it is too early in the litigation to provide an accurate assessment of the likelihood or the extent of any liability arising from this matter.

On June 22, 2001, the Company filed suit against BNFL Inc. ("BNFL") in the Circuit Court for Fairfax County, Virginia alleging that BNFL breached a Settlement Agreement dated April 20, 2001, under which BNFL was to make a $3,000 payment to the Company on or before May 28, 2001. On July 11, 2001, BNFL sued the Company in the Circuit Court for Howard County, Maryland alleging that "acts of default" had occurred under a $10,000 debenture

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, CONT'D

December 31, 1999, 2000 and 2001 (in thousands of dollars, except per share amounts)

issued by the Company to BNFL on November 7, 1995, therefore accelerating the Company's obligation to repay the debenture. The Company counterclaimed in the amount of $3,800, unrelated to the Company's claims in its lawsuit against BNFL. Additionally, on August 16, 2001, the Company filed a demand for binding arbitration against BNFL with the American Arbitration Association concerning certain claims against BNFL arising out of various contracts and agreements with BNFL.

On December 12, 2001, the Company entered into a Settlement and Mutual Release Agreement with BNFL providing for the dismissal of litigation and arbitration between the two companies that began in June 2001. In order to resolve their differences without further resort to litigation or arbitration, BNFL transferred to the Company a net payment of $1,250, which represented a $14,394 payment by BNFL to the Company less a $13,144 payment by the Company to BNFL. The parties filed consent motions and proposed orders asking for the dismissal of the lawsuits and arbitration with prejudice, except for certain issues related to the question of indemnification with respect to an alleged patent infringement matter. As part of the settlement and in consideration of the payment referred to above, the $10,000 debenture issued by the Company to BNFL was cancelled.

On December 2, 1999, the Company's wholly owned subsidiary, Scientific Ecology Group, Inc. ("SEG") (now named Duratek Services, Inc.), was named as a defendant in an adversary proceeding in the United States Bankruptcy Court for the District of Massachusetts. The Chapter 11 Trustee, on behalf of the debtor Molten Metals Technology, Inc. ("MMT") and its creditors, filed an adversary "Complaint to Avoid Fraudulent Transfer" naming as defendants Viacom Inc., the successor to CBS Corporation and Westinghouse Electric Corporation ("Westinghouse"), and SEG. The complaint alleges that the sale of Westinghouse's interest in a joint venture to MMT resulted in a fraudulent conveyance. The primary allegations against SEG are that MMT's release of SEG from obligations to pay $8,000 to equalize capital expenditures and additional amounts for MMT's share of profits, and MMT's assumption of at least $1,500 of SEG's liabilities, are avoidable because MMT did not receive reasonably equivalent value for the transfers. The complaint purports to state four bankruptcy and five common law counts. The Company intends to vigorously contest MMT's allegations on the basis that MMT did in fact receive reasonably equivalent value for its transfers. In addition, the Company may have a right of indemnification from Westinghouse pursuant to the relevant purchase agreement. It is too early in the litigation to provide an accurate assessment of the Company's liability, if any. Westinghouse has agreed to assume all litigation costs associated with the defense of the case, but has reserved the right to challenge the Company's claim for indemnification for any settlement or judgment that may arise from the case. Westinghouse has moved to dismiss the complaint filed by the Chapter 11 Trustee. While Westinghouse's motion to dismiss was pending, the Chapter 11 Trustee sought to amend its complaint and that motion was granted. After the amended complaint was filed, Westinghouse filed a motion to dismiss the common law counts and the Court granted that motion.

In addition, from time to time, the Company is a party to litigation or administrative proceedings relating to claims arising from its operations in the normal course of business. Management of the Company, on the advice of counsel, believes that the ultimate resolution of such litigation or administrative proceedings currently pending against the Company is unlikely, either individually or in the aggregate, to have a material adverse effect on the Company's results of operations or financial condition.

21. Quarterly Financial Data (Unaudited)

YEAR ENDED DECEMBER 31, 2000
(in thousands, except per share data)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Revenues	$ 41,013	$ 50,909	$ 71,008	$ 66,900
Operating income (loss)	2,212	3,482	5,779	(16,363)
Net income (loss)	1,547	1,268	590	(12,517)
Income (loss) per common share:				
Basic	$ 0.09	$ 0.07	$ 0.02	$ (0.95)
Diluted	0.08	0.07	0.02	(0.95)

YEAR ENDED DECEMBER 31, 2001
(in thousands, except per share data)

	FIRST QUARTER	SECOND QUARTER	THIRD QUARTER	FOURTH QUARTER
Revenues	$ 66,455	$ 74,647	$ 67,397	$ 73,676
Operating income (loss)	371	7,119	4,248	(5,010)
Net income (loss)	(1,576)	2,348	921	(4,799)
Income (loss) per common share:				
Basic	$ (0.15)	$ 0.15	$ 0.04	$ (0.38)
Diluted	(0.15)	0.13	0.04	(0.38)

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
Duratek, Inc.:

We have audited the consolidated balance sheets of Duratek, Inc. and subsidiaries as of December 31, 2000 and 2001 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duratek, Inc. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Baltimore, Maryland
March 27, 2002

Directors, Officers, and Corporate Data

Directors

Daniel A. D'Aniello [1,3]
Chairman of the Board, Duratek, Inc.
Managing Director, The Carlyle Group

Robert E. Prince[1]
President and Chief Executive Officer, Duratek, Inc.

Earle C. Williams [2]
Former President and Chief Executive Officer,
BDM International, Inc.

Admiral James D. Watkins [3]
Former Secretary of Energy
Former Chief of Naval Operations

George V. McGowan [2]
Former Chairman and Chief Executive Officer,
Baltimore Gas & Electric

Dr. Francis J. Harvey [1,2,3]
Former Chief Operating Officer,
Industries & Technologies Group,
Westinghouse Electric Corporation

Officers

Daniel A. D'Aniello
Chairman of the Board

Robert E. Prince
President and Chief Executive Officer

Robert F. Shawver
Executive Vice President and Chief Financial Officer

Craig T. Bartlett
Vice President, Treasurer, and Assistant Secretary

Diane R. Brown
Corporate Secretary

Diane L. Leviski
Vice President, Human Resources

C. Paul Deltete
Senior Vice President

Thomas E. Dabrowski
Senior Vice President

Regan E. Voit
Senior Vice President

Michael F. Johnson
Senior Vice President

Dr. Willis W. Bixby, Jr.
Vice President

Carol Fineagan
Vice President

David S. Carlson
Vice President

1 Member of the Executive Committee
2 Member of the Audit Committee
3 Member of the Compensation Committee

Independent Auditors
KPMG LLP
111 South Calvert Street, Suite 2500
Baltimore, Maryland 21202

Corporate Counsel
Hogan & Hartson L.L.P.
111 South Calvert Street, Suite 1600
Baltimore, Maryland 21202

Registrar and Transfer Agent
ComputerShare Investor Services, LLC
P.O. Box A3504
Chicago, Illinois 60690-3504

Investor Relations Director
Diane R. Brown
phone: 410-312-5100
fax: 410-290-9112
email: investor@duratekinc.com

Annual Meeting
The annual shareholders' meeting of Duratek, Inc. will be held on May 21, 2002, at 10:30 a.m. at the corporate headquarters of Duratek, 10100 Old Columbia Road, Columbia, Maryland 21046. All shareholders are cordially invited to attend.

Stock Information
Nasdaq National Market Symbol: DRTK
Market Price Range of Common Stock

Quarter	High	Low
2001		
First	8.00	2.63
Second	5.15	2.50
Third	6.15	4.00
Fourth	7.60	3.91
2000		
First	11.13	7.00
Second	10.38	7.81
Third	9.00	6.88
Fourth	8.13	5.75

Form 10-K
Shareholders may obtain a copy of Duratek, Inc.'s 10-K free of charge by writing to:
Diane R. Brown
Corporate Secretary
Duratek, Inc.
10100 Old Columbia Road
Columbia, Maryland 21046

Company Profile

52-week trading range	$7.60 – $2.50
Shares outstanding (as of 03/11/02)	13,493,967
Headquarters	Columbia, MD
Number of employees	1,200

Design: A.M.Roe Printing: Printing Corporation of America Cover Photograph © Chris Falkenstein/Getty Images/2002

Duratek Headquarters

10100 Old Columbia Road

Columbia, Maryland 21046

Phone 410-312-5100

www.duratekinc.com

